UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
Refac Optical Group
(Name of the Issuer)
ROG ACQUISITION, INC.
PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.
PALISADE CONCENTRATED HOLDINGS, L.L.C.
PALISADE CAPITAL MANAGEMENT, L.L.C.
STEVEN E. BERMAN
DENNISON T. VERU
DEAN J. YIMOYINES
LINDA YIMOYINES
WILLIAM A. SCHWARTZ, JR.
(Name of Person(s) Filing Statement)
Common Stock, 0.001 Par Value
(Title of Class of Securities)
758960108
(CUSIP Number of Class of Securities)

Bradley R. Goldman, Esq.	Fred B. Green, Esq.
Palisade Concentrated Equity	Forrest O. Dillon, Esq.
Partnership, L.P.	Bodman LLP
ROG Acquisition, Inc.	6th Floor at Ford Field
One Bridge Plaza	1901 St. Antoine Street
Suite 695	Detroit, Michigan 48226
Fort Lee, New Jersey 07024	(313) 259-7777 Phone
(201) 585-7733 Phone	(313) 393-7579 Fax
(201) 585-7552 Fax
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☑	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
Transaction	Amount of Filing
Valuation*	Fee**
$8,870,178	$272.31

* Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,478,363 shares of common stock, par value $0.001 per share, of Refac Optical Group at a price of $6.00 per share. Such number of shares represents the sum of 17,750,581 shares of Refac common stock outstanding as of February 22, 2007 less the 16,272,218 shares of Refac common stock held by ROG Acquisition, Inc. immediately prior to the proposed transaction.
** Calculated as $30.70 per $1 million of the transaction value (minimum filing fee).

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

SUMMARY TERM SHEET
This Summary Term Sheet and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Refac Optical Group, a Delaware corporation (“Refac”), and ROG Acquisition, Inc., a Delaware corporation (“Parent”), how it affects you, what your rights are with respect to the merger as a stockholder of Refac and the position of Parent, Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership and majority stockholder of Parent (“Palisade”), Palisade Concentrated Holdings, L.L.C., a Delaware limited liability company and Palisade’s general partner (“PCH”), Palisade Capital Management, L.L.C., a New Jersey limited liability company and Palisade’s investment manager (“PCM”), Dennison T. Veru, PCM’s managing member (“Veru”), Steven E. Berman, PCM’s Vice Chairman, PCH’s designated managing member and an individual Refac stockholder (“Berman”), Dean J. Yimoyines, an individual Refac stockholder (“D. Yimoyines”), Linda Yimoyines, an individual Refac stockholder and the wife of D. Yimoyines (“L. Yimoyines”), and William A. Schwartz, Jr., an individual Refac stockholder (“Schwartz,” and together with Parent, Palisade, PCH, PCM, Veru, Berman, D. Yimoyines and L. Yimoyines, the “Filing Persons”) on the fairness of the merger to you.
Purpose of the Merger.
     Parent was formed by the Filing Persons for the purpose of the transactions described in this Transaction Statement. The Filing Persons intend to cause Parent to merge with and into Refac, with Refac continuing as the surviving corporation, as a means of acquiring all of the shares of Refac common stock not owned directly or indirectly by Parent. Immediately prior to the merger, Parent will own approximately 91.7% of the outstanding shares of Refac common stock upon the contribution of such shares by the Filing Persons (other than Parent) to Parent (assuming no outstanding options or warrants to acquire Refac common stock are exercised prior to the merger and no shares of Refac common stock are tendered to Refac by stockholders exercising their Payment Rights (as defined below) prior to the merger). See “Summary Term Sheet — Principal Terms of the Merger — Payment Rights Outstanding” beginning on page ii of this Schedule 13E-3.
Principal Terms of the Merger.
     The Merger. The Filing Persons (other than Parent) are currently the direct holders of approximately 91.7% of Refac’s outstanding common stock. Each of the Filing Persons (other than Parent) plan to contribute all of the shares of Refac common stock that it owns to Parent prior to the merger. As a result of this contribution, Parent will own approximately 91.7% of Refac’s outstanding common stock (assuming no outstanding options or warrants to acquire Refac common stock are exercised prior to the merger and no shares of Refac common stock are tendered to Refac by stockholders exercising their Payment Rights prior to the merger). As soon as practicable after the completion of applicable regulatory review, the Filing Persons will cause Parent to merge with and into Refac in a “short-form” merger under Section 253 of the Delaware General Corporation Law (“DGCL”). Section 253 of the DGCL does not require Parent to enter into a merger agreement with Refac or to seek the approval of the directors or stockholders of Refac for the merger. Therefore, holders of Refac common stock (which constitutes the only class of capital stock of Refac that, in the absence of Section 253 of the DGCL, would be entitled

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to vote on the merger) will not be entitled to vote their shares with respect to the merger. In order for the merger to become effective, the outstanding shares of Refac common stock owned by the Filing Persons need to continue to represent at least 90% of Refac’s outstanding common stock at the time of the merger.
     Merger Consideration. Each share of Refac common stock (other than shares owned by Parent, shares held in treasury and shares with respect to which statutory appraisal rights are exercised) will be converted into the right to receive $6.00 in cash. The aggregate total common stock purchase price is estimated to be approximately $8.9 million (assuming no outstanding options or warrants to acquire Refac common stock are exercised prior to the merger and no shares of Refac common stock are tendered to Refac by stockholders exercising their Payment Rights prior to the merger). See Item 10(a) of the Transaction Statement “Source and Amount of Funds or Other Consideration — Source of Funds” beginning on page 35 of this Schedule 13E-3.
     Refac Shares, Options and Warrants Outstanding. As of February 22, 2007, a total of 17,750,581 shares of Refac common stock were outstanding. Also, as of February 22, 2007, options and warrants to purchase an additional 1,311,439 shares of Refac common stock held by former and current employees and directors of Refac, as well as certain other entities and individuals, were outstanding. Such options and warrants have exercise prices ranging from $.0024 per share to $123.94 per share. Parent anticipates offering each holder of options and/or warrants a cancellation agreement pursuant to which such holder agrees not to exercise such options and/or warrants prior to the effective date of the merger (the “Effective Date”). If a holder of options and/or warrants agrees to enter into such cancellation agreement, following the Effective Date, such holder’s (i) options and/or warrants which are vested and have an exercise price less than $6.00 per share will be cancelled in exchange for a cash payment in an amount equal to the difference between $6.00 and such exercise price (subject to required tax withholding) and (ii) other options and/or warrants will be cancelled in exchange for a separately negotiated cash payment. In the event that a holder of options and/or warrants does not agree to a cancellation of all or any portion of his or her options and/or warrants, such options and/or warrants will remain outstanding after the Effective Date pursuant to their respective terms.
     Payment Rights Outstanding. Additionally, pursuant to Refac’s merger agreement with Palisade dated as of August 19, 2002, as amended (the “Palisade Merger Agreement”), certain stockholders hold a non-transferable right to sell their shares of Refac common stock to Refac for a price which was dependent, in part, upon the proceeds, determined as of June 30, 2005, of the sales of certain Refac business segments and assets existing as of the closing of the merger under the Palisade Merger Agreement (i.e., February 28, 2003) (the “Payment Rights”). The determination of such price was made and finalized at $8.29 per share. This right to sell Refac shares is non-transferable and is limited to stockholders who have held their shares continuously from the date of the merger, i.e., February 28, 2003. As of February 22, 2007, there were 429,164 shares subject to such Payment Rights, assuming such stockholders have not transferred any of their subject shares of Refac common stock. Pursuant to the Palisade Merger Agreement, Refac has restricted a portion of its cash and investments being held to maturity to satisfy the maximum amounts payable under the Payment Rights.
     Refac previously mailed to eligible stockholders instructions on how to exercise their Payment Rights. In connection with the merger, the Filing Persons will mail to Refac’s stockholders a copy of this Summary Term Sheet and certain other information at least twenty (20) days prior to the Effective Date. In connection with that mailing, the Filing Persons will re-distribute instructions regarding how eligible stockholders can exercise their Payment Rights. Eligible stockholders may exercise their Payment Rights at any time prior to the Effective Date by following the instructions that were previously mailed to them or that will be mailed to them by the Filing Persons.
     Ownership by the Filing Persons. As of February 22, 2007, the Filing Persons (other than Parent) owned a total of 16,272,218 shares of Refac common stock or approximately 91.7% of the outstanding Refac common stock.
     Payment for Shares. You will be paid for your shares of Refac common stock promptly after the Effective Date. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Refac within ten (10) calendar days following the Effective Date. Such documentation should be read carefully. Please do not submit your stock certificates before you have received these documents. See Item 4 of the Transaction Statement “Terms of the Transaction” beginning on page 26 of this Schedule 13E-3.
     Source and Amount of Funds. The total amount of funds expected to be required to pay for shares of Refac common stock (other than shares owned by Parent) in the merger, and to pay related fees and expenses, including amounts paid in connection with the cancellation of options and warrants, is estimated to be approximately $11.3 million, assuming all outstanding options and warrants to acquire Refac common stock are either exercised or cancelled prior to the merger and no shares of Refac common stock are tendered to Refac by stockholders exercising their Payment Rights prior to the Effective Date. Refac has cash available in excess of the amount required to pay for shares of Refac common stock in the merger and to pay related fees and expenses. Such cash shall be the source of funds used to pay for the shares of Refac common stock in the merger and to pay such related fees and expenses. The merger will not be subject to any financing conditions.
The Filing Persons’ Position of the Fairness of the Merger.
     The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of Refac (i.e., holders of Refac common stock other than the Filing Persons), based primarily on the following factors:
• The going-private transaction represents an opportunity for Refac’s unaffiliated stockholders to receive cash for each of their shares of Refac common stock, not subject to any financing condition, at a premium of $2.01 per share, or 50.4% per share, based upon the last sale price for a share of Refac common stock on February 22, 2007, the last date on which Refac common stock traded prior to the date of the meetings held by PCM and the board of directors of Parent to discuss the merger.
• The average daily trading volume for the common stock of Refac for the three (3) month period prior to and including February 22, 2007, the last date on which the Refac common stock traded prior to the date of the meetings held by PCM and the board of directors of Parent to discuss the merger, was approximately 10,562 shares, which is a limited trading volume; therefore, the common stock of Refac has limited liquidity to the unaffiliated stockholders and it may be difficult for the unaffiliated stockholders to sell their shares of Refac common stock without adversely impacting the trading price.
• The $6.00 per share consideration to be paid for shares of Refac common stock entitled to receive consideration in the merger substantially exceeds the per share net book value of each share and the per share net book value of each share (less goodwill and other intangibles), calculated on a diluted basis, which, based on the most recent unaudited balance sheets of Refac, were approximately $3.97 and $3.62, respectively, at October 31, 2006.
• PCM derived a range of potential prices for Refac’s common stock by applying accepted valuation methodologies. With respect to going concern value, PCM considered an analysis of trading multiples of companies engaged in businesses which Palisade judged to be analogous to Refac’s business, which indicated low, mean and high prices using an average EBITDA multiple at $3.13, $4.81 and $7.23, respectively. PCM concluded from its analysis that the merger consideration should be $6.00 per share.
• Palisade engaged Stanford Group Company (“Stanford”), an independent financial advisor, to provide an opinion as to the fairness, from a financial point of view, to Refac’s stockholders (other than the Filing Persons) of the $6.00 per share merger consideration proposed by PCM to be received by such holders. Stanford delivered its opinion stating that the amount of the merger consideration determined by PCM was fair, from a financial point of view, to the unaffiliated stockholders of Refac. A copy of the fairness opinion of Stanford is attached to this Schedule 13E-3 as Exhibit A.
• Refac will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.
• The unaffiliated stockholders of Refac will be entitled to exercise statutory appraisal rights and demand “fair value” for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than (or equivalent to) the amount of cash consideration offered to such holders for such shares pursuant to the merger. See “Special Factors — Purposes, Alternatives, Reasons and Effects of the Merger” and Item 4 of the Transaction Statement “Terms of the Transaction” beginning on pages 2 and 26, respectively, of this Schedule 13E-3.
Consequences of the Merger.
Completion of the merger will have the following consequences:
• Subject to the exercise of statutory appraisal rights, each share of Refac common stock (other than shares held by Parent or shares held in treasury) will be converted into the right to receive $6.00 per share in cash, without interest. The aggregate total common stock purchase price is estimated to be approximately $8.9 million (assuming no outstanding options or warrants to acquire Refac common stock are exercised prior to the merger and no shares of Refac common stock are tendered to Refac by stockholders exercising their Payment Rights prior to the merger). See Item 10(a) of the Transaction Statement “Source and Amount of Funds or Other Consideration — Source of Funds” beginning on page 35 of this Schedule 13E-3.
• In connection with the merger, each outstanding share of Parent common stock will be converted into one (1) share of the common stock of Refac such that after the merger Refac will be a privately held corporation with the Filing Persons owning 100% of the outstanding equity interest in Refac (assuming no outstanding options or warrants to acquire Refac common stock are exercised prior to or after the merger) and its business.
• Only the Filing Persons, and any Refac option or warrant holders who continue to hold such options and warrants after the merger, will have the opportunity to participate in the future earnings and growth, if any, of Refac. Similarly, the Filing Persons and such Refac option and warrant holders will face the risk of losses generated by Refac’s operations or a decline in value of Refac after the merger.
• The shares of Refac common stock will no longer be publicly traded. Therefore, Refac will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual, periodic and other reports or to provide the type of going private disclosure contained in this Schedule 13E-3.
Appraisal Rights.
     As an alternative to accepting the $6.00 per share merger consideration, you may exercise your statutory appraisal rights. The statutory appraisal rights entitle you to demand payment of the fair value of your Refac common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than (or equivalent to) the amount of cash consideration offered for your shares pursuant to the merger. Except as otherwise provided in any such order of the Delaware Court of Chancery, to assert these rights, you must make a written demand for appraisal within twenty (20) days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising statutory appraisal rights set forth in the DGCL. The statutory right of appraisal is set out in Section 262 of the DGCL, a copy of which is attached as Exhibit B hereto. Any failure to comply strictly with the provisions of Section 262 may result in an irrevocable loss of such right. Due to the complexity of the procedures for asserting statutory appraisal rights, stockholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel. See Item 4(d) of the Transaction Statement. “Terms of the Transaction — Appraisal Rights” beginning on page 27 of this Schedule 13E-3.

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Where You Can Find More Information.
     More information regarding Refac is available from its public filings with the Securities and Exchange Commission, referred to herein as the “Commission.” See Item 2 of the Transaction Statement “Subject Company Information” and Item 3 of the Transaction Statement “Identity and Background of Filing Persons” beginning on pages 20 and 21, respectively, of this Schedule 13E-3. If you have any questions about the merger, please contact Bradley R. Goldman, Esq. at (201) 585-5433.

INTRODUCTION
     This Transaction Statement on Schedule 13E-3 is being filed by (i) ROG Acquisition, Inc., a Delaware corporation (“Parent”), (ii) Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership and majority stockholder of Parent (“Palisade”), (iii) Palisade Concentrated Holdings, L.L.C., a Delaware limited liability company and Palisade’s general partner (“PCH”), (iv) Palisade Capital Management, L.L.C., a New Jersey limited liability company and Palisade’s investment manager (“PCM”), (v) Dennison T. Veru, PCM’s managing member (“Veru”), (vi) Steven E. Berman, PCM’s Vice Chairman, PCH’s designated managing member and an individual Refac stockholder (“Berman”), (vii) Dean J. Yimoyines, an individual Refac stockholder (“D. Yimoyines”), (viii) Linda Yimoyines, an individual Refac stockholder and the wife of D. Yimoyines (“L. Yimoyines”), and (ix) William A. Schwartz, Jr. (“Schwartz,” and together with Parent, Palisade, PCH, PCM, Veru, Berman, D. Yimoyines and L. Yimoyines, the “Filing Persons”). This Transaction Statement is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with a “short-form” merger (the “Merger”) of Parent with and into Refac Optical Group, a Delaware corporation (“Refac”), under Section 253 of the Delaware General Corporation Law (“DGCL”). The effective date (“Effective Date”) of the Merger is expected to be as soon as practicable after the completion of applicable regulatory review of our filings with respect to the Merger.
     As of February 22, 2007, there were 17,750,581 shares of common stock, $0.001 par value per share (the “Shares”) of Refac issued and outstanding. Also, as of February 22, 2007, options and warrants to purchase an additional 1,311,439 Shares held by former and current employees and directors of Refac, as well as certain other entities and individuals, were outstanding. Such options and warrants were granted pursuant to or are governed by the REFAC 2003 Stock Incentive Plan, the REFAC Technology Development Corporation 1998 Stock Incentive Plan, the OptiCare Health Systems, Inc. Amended and Restated 2002 Stock Incentive Plan, the 1996 U.S. Vision, Inc. Stock Option Plan, each as amended, or a separate negotiated agreement. Such options and warrants have exercise prices ranging from $.0024 per Share to $123.94 per Share. As of February 22, 2007, there were no other outstanding options or warrants to purchase Shares. Parent anticipates offering each holder of options and/or warrants a cancellation agreement pursuant to which such holder agrees not to exercise such options and/or warrants prior to the Effective Date. If a holder of options and/or warrants agrees to enter into such cancellation agreement, following the Effective Date, such holder’s (i) options and/or warrants which are vested and have an exercise price less than $6.00 per share will be cancelled in exchange for a cash payment in an amount equal to the difference between $6.00 and such exercise price (subject to required tax withholding) and (ii) other options and/or warrants will be cancelled in exchange for a separately negotiated cash payment. In the event that a holder of options and/or warrants does not agree to a cancellation of all or any portion of his or her options and/or warrants, such options and/or warrants will remain outstanding after the Effective Date pursuant to their respective terms.
     Additionally, pursuant to Refac’s merger agreement with Palisade dated as of August 19, 2002, as amended, certain stockholders hold a non-transferable right to sell Shares to Refac for a price which was dependent, in part, upon the proceeds, determined as of June 30, 2005, of the sales of certain Refac business segments and assets existing as of the closing of the such merger

(i.e., February 28, 2003) (the “Payment Rights”). The determination of such price was made and finalized at $8.29 per Share. This right to sell the Shares is non-transferable and is limited to stockholders who held their Shares continuously from the date of the merger, i.e., February 28, 2003. As of February 22, 2007, there were 429,164 Shares subject to such Payment Rights, assuming such stockholders have not transferred any of their subject Shares of Refac common stock. Eligible stockholders may exercise their Payment Rights at any time prior to the Effective Date by following the instructions that were previously mailed to them or that will be mailed to them by the Filing Persons.
     As of February 23, 2007, the Filing Persons held a total of 16,272,218 Shares or approximately 91.7% of the total Shares outstanding. Each of the Filing Persons (other than Parent) plans to contribute the Shares that it currently owns to Parent before the Effective Date.
     Upon consummation of the Merger, each outstanding Share (other than Shares held by the Filing Persons, Refac and stockholders of Refac who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $6.00 per Share in cash, without interest, upon surrender of the certificate representing such Share to the paying agent (the “Paying Agent”) identified in the Letter of Transmittal, which will be mailed to stockholders of record of Refac as of the Effective Date.
     Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Refac within ten (10) calendar days of the Effective Date. Such documentation should be read carefully.
     Under the DGCL, no action is required by the board of directors or the stockholders of Refac, other than Parent, for the Merger to become effective. Upon the effectiveness of the Merger, each outstanding share of common stock of Parent (all of which will be held by the Filing Persons) will be converted into one (1) share of the surviving corporation, and the Shares held by Parent will be cancelled. Refac will be the surviving corporation in the Merger. As a result of the Merger, the Filing Persons will be the only stockholders of Refac on the Effective Date.
     This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.
SPECIAL FACTORS
PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER
Purposes
     On February 23, 2007, PCM and the board of directors of Parent authorized the management of Palisade and Parent, respectively, to proceed with a proposal to merge Parent, a corporation wholly-owned by the Filing Persons (other than Parent), into Refac, following which Refac will be a privately-held corporation wholly-owned by the Filing Persons (subject to the exercise of options and warrants by those holders of options and warrants who do not agree to cancel such options or warrants). The purpose of the Merger is for the Filing Persons to acquire the minority public interest in Refac and to provide Refac’s stockholders other than the Filing Persons (that is, the unaffiliated stockholders of Refac) with cash consideration for each of their Shares. The Filing Persons believe that the limited trading volume in the Shares makes ownership of the Shares unattractive to the public holders of the Shares because the Shares are not readily salable in the public market.
Alternatives
     The Filing Persons believe that effecting the transaction by way of a “short-form” merger with Parent under Section 253 of the DGCL is the quickest and most cost-effective way for the Filing Persons to acquire the outstanding public minority equity interest in Refac as well as an equitable and fair way to provide liquidity, in the form of the Merger consideration, to the minority stockholders for their Shares. The Filing Persons considered and rejected the alternative of a long-form merger or a reverse stock split because of the cost and delay of obtaining the approvals of Refac’s board of directors and of the unaffiliated stockholders of Refac. The Filing Persons also rejected the alternative of a tender offer as it entailed additional costs and a subsequent “short-form” merger would in all likelihood still be required.
Reasons
     In determining whether to acquire the outstanding public minority equity interest in Refac and to effect the Merger, the Filing Persons considered the following to be the principal reasons for, and benefits of, taking Refac private:
• the reduction in the amount of public information available to competitors about Refac’s businesses that would result from the termination of Refac’s obligations under the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder and any other requirements of the Securities and Exchange Commission (the “Commission”);
• a majority of Refac’s competitors are private companies, which puts Refac at a competitive disadvantage because such competitors do not have to make the public disclosures that Refac currently does under the reporting requirements of the Commission;
• Refac’s public competitors are much larger than Refac and have more substantial non-retail optical businesses, which allows such public competitors to make less specific disclosures with respect to their retail optical businesses;
• the elimination of burdens on Refac’s management associated with public reporting and other tasks resulting from Refac’s public company status, including, for example, the dedication of time by, and resources of, Refac’s management to stockholder inquiries and investor and public relations;

• the decrease in costs, particularly those associated with being a public company (for example, as a privately-held entity, Refac would no longer be required to file quarterly, annual or other periodic reports with the Commission or publish and distribute to its stockholders annual reports and proxy statements), that the Filing Persons anticipate could result in future savings of approximately $1,500,000 per year, including, but not limited to, audit, board of director and legal fees;
• the greater flexibility that Refac’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the potential volatility in Refac’s quarterly earnings;
• the fact that the trading volume of the Shares is very low; in the last three (3) months an average of only approximately 10,562 Shares traded per day and often the Shares do not even trade on any given day, which indicates limited liquidity to the unaffiliated public stockholders;
• a perceived lack of interest by institutional investors in companies with a limited public float; and
• the fact that the Merger will afford the holders of Shares the opportunity to receive cash for their Shares at a price considered fair by the Filing Persons (or, in the alternative, to seek an appraisal of the fair value of such Shares pursuant to and in accordance with Section 262 of the DGCL).
     The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the outstanding public minority equity interest in Refac, including leaving Refac as a majority-owned public company. In the view of the Filing Persons, the principal advantage to the Filing Persons of leaving Refac as a majority-owned public company would be the ability of Refac to invest the cash that would otherwise be required to acquire the minority equity interest in Refac through the proposed “short-form” merger for other purposes. The disadvantages of leaving Refac as a majority-owned public company which were considered by the Filing Persons included the inability to achieve many of the benefits discussed above. The Filing Persons concluded that the advantages of leaving Refac as a majority-owned public company were significantly outweighed by the disadvantages of doing so, and, accordingly, that alternative was rejected.
     The Filing Persons also considered the low volume of trading in the Shares and considered that the Merger would result in immediate liquidity for the unaffiliated stockholders of Refac. In addition, the Filing Persons considered the downward trends in the price of the Shares in the past eight (8) months.
     The Filing Persons have determined to effect the Merger at this time because they wish to immediately realize the benefits of taking Refac private, as discussed above.
     This Rule 13e-3 transaction is structured as a “short-form” merger under Section 253 of the DGCL. This form of merger offers the stockholders of Refac (other than Parent) the right to receive cash for their Shares immediately following the Merger (or to seek a statutory appraisal of the fair value of such Shares) and allows Refac to become wholly-owned by the Filing Persons without any action by the board of directors of Refac or the unaffiliated stockholders of Refac.
Effects
     Filing Persons. Upon completion of the Merger, only the Filing Persons (which will be the sole stockholders of Refac) and any Refac option and warrant holders who continue to hold such options or warrants after the Merger, will have the opportunity to participate in the future earnings and growth, if any, of Refac. Similarly, only the Filing Persons and such Refac option and warrant holders will face the risk of losses generated by Refac’s operations or the decline in value of Refac after the Merger. The Filing Persons will indirectly realize all of the benefit in the estimated $1,500,000 of annual cost savings resulting from no longer being public (including, but not limited to, audit, board of director and legal fees). The Filing Persons’ beneficial ownership of Refac shares immediately prior to the Merger in the aggregate is expected to amount to approximately 91.7% (assuming no outstanding options or warrants to acquire Shares are exercised prior to the Effective Date and no Shares are tendered to Refac by stockholders exercising their Payment Rights prior to the Effective Date). Upon completion of the Merger, the Filing Persons’ interest in Refac’s book value (approximately $72.2 million on October 31, 2006) and net loss (approximately $9.4 million for the fiscal year ended January 31, 2006) will increase from approximately 91.7% to 100% of those amounts.
     Unaffiliated Stockholders. Upon completion of the Merger, the unaffiliated stockholders of Refac will no longer have any interest in, and will not be stockholders of, Refac and, therefore, will not participate in Refac’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Refac. In addition, the unaffiliated stockholders of Refac will not share in any distribution of proceeds after any sales of businesses of Refac subsequent to the Merger. No sales of any businesses of Refac are contemplated at this time, however such sales may take place in the future. See Item 6 of the Transaction Statement “Purposes of the Transaction and Plans or Proposals — Plans” beginning on page 34 of this Schedule 13E-3. All other incidents of stock ownership with respect to such unaffiliated stockholders, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Refac and to receive statutory appraisal rights upon certain mergers or consolidations of Refac (except statutory appraisal rights perfected in connection with the Merger), will be extinguished upon completion of the Merger.
     Upon completion of the Merger, the unaffiliated stockholders of Refac will have liquidity, in the form of the Merger consideration, in place of an ongoing equity interest in Refac. In summary, if the Merger is completed, the unaffiliated stockholders of Refac will have no ongoing rights as stockholders of Refac, but will have the right to the Merger consideration or will be entitled, if they strictly comply with the provisions of Section 262 of the DGCL, to seek an appraisal of the fair value of their Shares from the Delaware Court of Chancery.
     As of February 22, 2007, options and warrants to purchase 1,311,439 Shares held by former and current employees and directors of Refac, as well as certain other entities and individuals, were outstanding. Such options and warrants were granted pursuant to or are governed by the REFAC 2003 Stock Incentive Plan, the REFAC Technology Development Corporation 1998 Stock Incentive Plan, the OptiCare Health Systems, Inc. Amended and Restated 2002 Stock Incentive Plan, the 1996 U.S. Vision, Inc. Stock Option Plan, each as amended, or a separate negotiated agreement. Such options and warrants have exercise prices ranging from $.0024 per Share to $123.94 per Share. Parent anticipates offering each holder of options and/or warrants a cancellation agreement pursuant to which such holder agrees not to exercise such options and/or warrants prior to the Effective Date. If a holder of options and/or warrants agrees to enter into such cancellation agreement, following the Effective Date, such holder’s (i) options and/or warrants which are vested and have an exercise price less than $6.00 per Share will be cancelled in exchange for a cash payment in an amount equal to the difference between $6.00 and such exercise price (subject to required tax withholding) and (ii) other options and/or warrants will be cancelled in exchange for a separately negotiated cash payment. In the event that a holder of options and/or warrants does not agree to a cancellation of all or any portion of his or her options and/or warrants, such options and/or warrants will remain outstanding after the Effective Date pursuant to their respective terms.
     Refac. Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to delist the Shares from the American Stock Exchange and to deregister the Shares under the Exchange Act. As a result of the delisting with American Stock Exchange and the deregistration with the Commission, Refac will no longer be listed or traded on any exchange or be required to file annual, quarterly and other reports with the Commission under Section 13(a) of the Exchange Act, and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the principal stockholder of Refac will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Refac certain profits from the purchase and sale of Shares.
CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
     The following is a general description of the material U.S. federal income tax consequences of the Merger to beneficial owners of Shares. This description is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Schedule 13E-3. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not address any aspect of state, local, foreign or other taxation, and does not address tax considerations applicable to beneficial owners of Shares that may be subject to special tax rules, including:
•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that received Shares as compensation for the performance of services;

•	persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons that have a “functional currency” other than the U.S. dollar;

•	stockholders that are deemed to own 10% or more, by voting power or value, of the outstanding Shares; or

•	stockholders that are not U.S. Holders (as defined below).
For purposes of this description, a “U.S. Holder” is a beneficial owner of Shares that for U.S. federal income tax purposes, is:
•	a citizen or resident of the U.S.;

•	a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
     The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. Accordingly, a stockholder will recognize gain or loss equal to the difference between (1) the amount of cash that such stockholder receives in the Merger (or amounts a stockholder receives if such stockholder asserts his or her statutory appraisal rights) and (2) such stockholder’s adjusted tax basis in its Shares. Such gain or loss will be capital gain or loss if the stockholder holds the Shares as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date, the stockholder has held the Shares for more than one (1) year.
     The cash payments made to a stockholder pursuant to the Merger will be subject to U.S. federal backup withholding at a rate of 30% unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies. In addition, such payments generally will be subject to information reporting.
EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER
Position of the Filing Persons as to the Fairness of the Merger
     Because the Filing Persons currently own approximately 91.7% of the Shares, the Filing Persons are deemed to be “affiliates” of Refac within the meaning of Rule 12b-2 under the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, the Filing Persons have considered the substantive and procedural fairness of the Merger to the unaffiliated stockholders of Refac.
     The Filing Persons have determined that the Merger is both substantively and procedurally fair to the unaffiliated stockholders of Refac. This belief is based upon the factors considered by the Filing Persons in reaching their determination that the Merger is fair to the unaffiliated stockholders of Refac.
     On February 23, 2007, PCM and the board of directors of Parent each held a meeting at which the proposed plan to acquire the minority stockholder interest in Refac through a two (2) step plan was discussed. The initial step of the going-private transaction is the contribution of each of the Filing Persons’ Shares (other than Parent) to Parent pursuant to the terms of a contribution agreement. After such contribution of Shares, which will take place prior to the closing of the Merger, Parent, pursuant to the second step, will acquire for cash, through the Merger, all of the shares of common stock held by the unaffiliated stockholders of Refac for consideration of $6.00 per Share. Options and warrants held by former and current employees and directors of Refac, as well as certain other entities and individuals, will either be cancelled immediately following the Effective Date of the Merger (assuming the holder of the option or warrant agrees to a cancellation of such option or warrant) or will remain outstanding after the Merger pursuant to their respective terms (if the holder of the option or warrant does not agree to a cancellation of such option or warrant). Eligible stockholders may exercise their Payment Rights at any time prior to the Effective Date by following the instructions that were previously mailed to them or that will be mailed to them by the Filing Persons. The Filing Persons have determined that the Merger is fair to the unaffiliated stockholders of Refac.
Factors Considered In Determining Fairness
     In reaching its determination that the terms of the Merger are fair to the unaffiliated stockholders of Refac, the Filing Persons considered the factors set forth in this Section, which constitute all of the material factors considered by the Filing Persons in making their determination. The Filing Persons determined that each of the following factors supported their belief that the Merger is fair to the unaffiliated stockholders of Refac:
• Refac’s unaffiliated stockholders will receive a premium for their Shares. The going-private transaction represents an opportunity for Refac’s unaffiliated public stockholders to receive cash for each of their Shares, not subject to any financing condition, at a premium of $2.01 per Share, or 50.4% per Share, based upon the last sale price for a Share on February 22, 2007, the last date on which Refac common stock traded prior to the date of the meetings held by PCM and the board of directors of Parent to discuss the Merger.
• The Filing Persons conducted a financial analysis of the fairness of the Merger. In considering the fairness of the Merger from a financial point of view to Refac’s unaffiliated stockholders, the Filing Persons reviewed, relied in part upon, and adopted an analysis of the ranges of potential values of the Shares that resulted from the application of accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by PCM, Palisade’s investment adviser. The financial analyses undertaken by PCM included an analysis based upon net book values and public trading multiples. The analysis based upon net book values indicated an estimated equity value for the Shares of approximately $3.97 per Share (excluding Shares held in treasury and any Shares issuable upon the exercise of outstanding options and warrants). The analysis based upon net book values, less goodwill and other intangibles, indicated an estimated equity value for the Shares of approximately $3.62 per Share (excluding Shares held in treasury and any Shares issuable upon the exercise of outstanding options and warrants). With respect to going concern value, PCM considered an analysis of trading multiples of companies engaged in businesses which PCM judged to be analogous to Refac’s business, which indicated low, mean and high prices using an average EBIDTA multiple at $3.13, $4.81 and $7.23, respectively. PCM concluded that the $6.00 per share purchase price proposed to be paid to the unaffiliated stockholders of Refac was fair at its meeting on February 23, 2007, and such conclusion and price were in turn adopted by Parent’s board of directors. See “Reports, Opinions, Appraisals and Negotiations” beginning on page 14 of this Schedule 13E-3.
• The relative lack of liquidity for the Shares and the liquidity that will be realized by the unaffiliated stockholders of Refac from the Merger were factors considered by the Filing Persons. The average daily trading volume for the Shares for the three (3) month period prior to and including February 22, 2007, the last date on which the Shares traded prior to the date of the meetings held by PCM and the board of directors of Parent to discuss the merger, was approximately 10,562 Shares, which is a limited trading volume; therefore, the Shares have limited liquidity to the unaffiliated public stockholders and it may be difficult for the unaffiliated public stockholders to sell their Shares without adversely impacting the trading price.
     The Filing Persons believe that the liquidity that would result from the Merger would be beneficial to the unaffiliated stockholders of Refac because Palisade’s ownership of approximately 89% of the outstanding Shares results in an extremely small public float that limits the amount of trading in the Shares.
• Market prices were not considered relevant to the Filing Persons’ determination of fairness. The Filing Persons did not consider historical market prices for the Shares as relevant to their belief that the Merger is fair. Historical market prices are not relevant to the current price of the Shares because prior to the mergers in March 2006 between Refac and OptiCare Health Systems, Inc. (“OptiCare”) and Refac and U.S. Vision, Inc. (“U.S. Vision”), Refac was not in the optical business.
     In addition to the change in corporate structure and business, the Filing Persons believe that current market prices do not reflect Refac’s current financial condition or operating performance due to insufficient liquidity in the market. Due to thin market liquidity, relatively small trades can have a disproportionately large effect on share price. The percentage of average daily trading volume over the last year was .05% of the total number of Shares outstanding.

• The Filing Persons do not consider purchases of Shares by the Filing Persons during the last two (2) years to be indicative of the current value of the Shares. The Filing Persons do not consider purchases of Shares by the Filing Persons during the last two (2) years to be indicative of the current value of the Shares because they do not represent the recent operating performance of Refac. As more fully described in Item 5 of the Transaction Statement “Past Contacts, Transactions, Negotiations and Agreements” beginning on page 30 of this Schedule 13E-3, previous purchases by the Filing Persons or their affiliates of Shares during the last two (2) years include the following:

Date of		Number of
Transaction	Purchaser	Shares	Type of Transaction
March 6, 2006	Palisade	3,741,509	OptiCare Merger (conversion of 92.85 million shares of OptiCare common stock)
March 6, 2006	Palisade	5,756,999	U.S. Vision Merger (conversion of 13.90 million shares of U.S. Vision common stock)
March 6, 2006	D. Yimoyines	8,496	OptiCare Merger (conversion of 180,000 shares of OptiCare common stock)
March 6, 2006	L. Yimoyines	264,955	OptiCare Merger (conversion of 6,510,391 shares of OptiCare common stock)
March 6, 2006	Schwartz	193,872	U.S. Vision Merger (conversion of 568,777 shares of U.S. Vision common stock)
• The Merger consideration exceeds net book value. The $6.00 per Share consideration to be paid for the Shares in the Merger substantially exceeds the per Share net book value of each Share and the per Share net book value of each Share (less goodwill and other intangibles), calculated on a diluted basis, which, based on the most recent unaudited balance sheets of Refac, were approximately $3.97 and $3.62, respectively, on October 31, 2006.
• A liquidation value analysis was not performed. The Filing Persons did not consider the $6.00 per Share Merger consideration as compared to any implied liquidation value because it was not contemplated that Refac be liquidated, whether or not the Merger was completed.
• Termination of Commission reporting obligations will save significant costs. Refac will no longer be subject to the costly reporting and other disclosure requirements of the Exchange Act, including those instituted under the Sarbanes-Oxley Act of 2002.
• The unaffiliated stockholders of Refac will be entitled to exercise statutory appraisal rights. The unaffiliated stockholders of Refac will be entitled to exercise statutory appraisal rights and demand “fair value” for their Shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than (or equivalent to) the amount of cash consideration offered to such holders for such Shares pursuant to the Merger. See “Special Factors — Purposes, Alternatives, Reasons and Effects of the Merger” and Item 4 of the Transaction Statement “Terms of the Transaction” beginning on pages 2 and 26 respectively, of this Schedule 13E-3.
• Fairness Opinion of Stanford Group Company (“Stanford”). As described in “Reports, Opinions, Appraisals and Negotiations — Preparer and Summary of the Report, Opinion or Appraisal” below, Stanford provided a fairness opinion to Palisade on February 23, 2007 regarding the fairness, from a financial point of view, of the $6.00 per Share Merger consideration that was determined by PCM to be paid to holders (other than Parent and any holders exercising statutory appraisal rights under the DGCL) of Shares in connection with the Merger. A copy of Stanford’s fairness opinion is attached hereto as Exhibit A. PCM and Parent’s board of directors adopted the conclusions and analyses of Stanford regarding the fairness, from a financial point of view, of the $6.00 per Share purchase price proposed to be paid to the unaffiliated stockholders of Refac at their respective meetings on February 23, 2007, which conclusions and price were in turn adopted by all of the Filing Persons, as discussed above in “Financial Analysis.”
• Lack of firm offers. Neither Palisade nor any of its affiliates has received an offer for Refac from a third party in the past two (2) years. In January 2007, PCM, on behalf of Palisade, contacted one (1) of Refac’s primary competitors to evaluate whether such competitor would be interested in acquiring Refac. PCM was informed that such competitor desired to grow organically and was not interested in a transaction with Refac. As a result of such conversation and the lack of offers, Palisade decided to retain its majority holdings in Refac and not solicit third party offers. The Filing Persons considered the absence of any unsolicited third party buyer for Refac to support the fairness of the Merger to the unaffiliated stockholders of Refac, because the absence of such a third party buyer demonstrates that the proposed Merger with Parent is the only likely source of prompt liquidity for the Shares available to all of the unaffiliated stockholders of Refac.
In forming their belief as to the fairness of the Merger to the unaffiliated stockholders of Refac, the Filing Persons did not consider the fact that they decided to retain their majority holdings in Refac and not attempt to “shop” Refac to prospective buyers as an alternative to the Merger. The Filing Persons believe that “shopping” Refac would entail substantial time delays and detract from the amount of time and energy that Refac’s management would devote to Refac’s business. In addition, “shopping” would also disrupt and discourage Refac’s employees and create uncertainty among Refac’s customers and suppliers.

• The Filing Persons also determined that the Merger is procedurally fair to the unaffiliated stockholders of Refac. The Filing Persons also determined that the Merger is procedurally fair to the unaffiliated stockholders of Refac. In making such determination, the Filing Persons considered the following factors:
• Approval of security holders. Because the Merger is being effected as a “short-form” merger under Section 253 of the DGCL, it does not require approval by the stockholders of Refac.
• Unaffiliated representative. The majority of Refac’s directors who are not employed by Refac have not obtained a representative to act on behalf of the unaffiliated stockholders of Refac because neither approval of the Refac board of directors nor the unaffiliated Refac stockholders is required for the Merger.
• Approval of the directors of Refac. Because the Merger is being effected as a “short-form” merger under Section 253 of the DGCL, it does not require approval by the Refac board of directors.
• Other Offers. On July 13, 2006, OptiCare sold its managed vision business to a wholly-owned subsidiary of Centene Corporation, pursuant to a Stock Purchase Agreement (the “Centene Agreement”) among the parties, dated as of April 24, 2006. In connection with the transaction, OptiCare received a cash purchase price of $8.8 million, subject to certain post-closing adjustments. Of such amount, $1 million is being held in escrow until the first anniversary of the closing to satisfy OptiCare’s indemnification obligations under the Centene Agreement. Such obligations are generally subject to a cap on liability of $1,000,000, subject to certain exceptions. Refac has guaranteed the payment and performance of OptiCare’s obligations under the Centene Agreement. Other than the foregoing, and the mergers in March 2006 between Refac and OptiCare and Refac and U.S. Vision, corporations controlled by Palisade (see Item 2(f) of the Transaction Statement “Subject Company Information — Prior Stock Purchases” on page 21 of this Schedule 13E-3), no other firm offers have been made in the last two (2) years for: (1) the merger or consolidation of Refac with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Refac; or (3) a purchase of Refac’s securities that would enable the holder to exercise control of Refac.
     Notwithstanding the foregoing factors, the Filing Persons believe that the Merger is procedurally fair because (i) the unaffiliated stockholders will be entitled to exercise statutory appraisal rights to receive a court-determined fair value of their Shares under Section 262 of the DGCL (see Item 4(d) of the Transaction Statement “Terms of the Transaction — Appraisal Rights” beginning on page 27 of this Schedule 13E-3), (ii) the unaffiliated stockholders will receive advance notice of the Merger and (iii) the Filing Persons believe that they have disclosed fully the relevant information to permit unaffiliated stockholders of Refac to determine whether to accept the Merger consideration or to exercise their statutory appraisal rights with respect to their Shares. Moreover, the Merger has been structured in compliance with Section 253 of the DGCL, which prescribes procedures for “short-form” mergers.

     The Filing Persons have considered all of the foregoing factors and related analyses as a whole and believe that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Refac.
     In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Refac, the Filing Persons have considered the following factors:
•	following the consummation of the Merger, the unaffiliated stockholders of Refac will cease to participate in the future earnings or growth, if any, of Refac, or benefit from an increase, if any, in the value of the equity interests of Refac;

•	the interests of the Filing Persons in determining the Merger consideration are adverse to the interests of the unaffiliated stockholders of Refac;

•	because the Merger is being effected as a “short-form” merger pursuant to and in accordance with Section 253 of the DGCL and consequently does not require approval by Refac’s board of directors or Refac’s stockholders, neither Refac’s board of directors nor any of the unaffiliated stockholders of Refac will have the opportunity to vote on or approve the Merger or to exercise a right of consent or approval prior to the Merger; and

•	Refac’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated stockholders of Refac or retain independent advisers to assist with the evaluation of strategic alternatives, including the Merger, because neither approval of the Refac board of directors nor the unaffiliated Refac stockholders is required for the Merger.
     After having given these additional factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the unaffiliated stockholders of Refac.
     In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the unaffiliated stockholders of Refac, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

     The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the unaffiliated stockholders of Refac, as it is their view that the factors they considered provided a reasonable basis to form their belief.
REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Preparer and Summary of the Report, Opinion or Appraisal
     On January 29, 2007, Palisade engaged Stanford to provide a fairness opinion in connection with the Merger. Stanford consented to the references to their fairness opinion in this Schedule 13E-3 and to the inclusion of the fairness opinion as Exhibit A to this Schedule 13E-3.
     On February 14, 2007, Stanford rendered its oral opinion, which was subsequently confirmed in writing, to Palisade and the board of directors of Parent that, as of such date, the Merger consideration of $6.00 per Share recommended by PCM to be paid to the holders of Shares (other than Parent and any stockholders exercising statutory appraisal rights under the DGCL) in connection with the Merger was fair to such holders, from a financial point of view.
     The full text of Stanford’s written opinion dated February 23, 2007, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached hereto as Exhibit A and is incorporated herein by reference. Holders of Shares are urged to, and should, read this opinion carefully and in its entirety in connection with this Schedule 13E-3. The summary of the opinion of Stanford set forth in this Schedule 13E-3 is qualified in its entirety by reference to the full text of such opinion. The opinion of Stanford will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the Merger. Stanford has no obligation to update, revise or reaffirm its opinion, and the Filing Persons do not currently expect that they will request an updated opinion from Stanford.
     No limitations were imposed by any Filing Person on the scope of Stanford’s investigation or the procedures to be followed by Stanford in rendering its opinion. Stanford was not requested to and did not make any recommendation to Palisade, Parent or any other Filing Person as to the form or amount of the consideration to be paid to Refac’s unaffiliated stockholders. In arriving at its opinion, Stanford did not ascribe a specific range of values to Refac. Its opinion is based on the financial and comparative analyses described below. Stanford’s opinion was directed to Palisade and the board of directors of Parent for their use in connection with their consideration of the Merger. Stanford’s opinion addressed only the fairness of the $6.00 per Share Merger consideration to the unaffiliated Refac stockholders from a financial point of view and did not address any other aspect of the Merger. Stanford’s opinion was not intended to be and did not constitute a recommendation to Palisade or Parent’s board of directors as to how PCM or Parent’s board of directors should vote on the Merger or whether or not any stockholder should exercise any statutory appraisal rights available to such stockholder with respect to the Merger. Additionally, Stanford’s opinion does not compare the relative merits of the Merger with any alternative transaction or business strategy which may have been available to or considered by Refac as alternatives to the Merger and does not address the underlying business decision of PCM or Parent’s board of directors to proceed with or effect the Merger. Stanford was not involved in structuring or negotiating the Merger and was not requested to explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with Palisade or Refac.

     In conducting their financial analysis, Stanford:
• Reviewed the Form S-4 Registration Statement as filed with the Commission on February 14, 2006 providing information related to the merger of Refac, U.S. Vision and OptiCare;
• Reviewed the Form 8-K as filed with the Commission on December 21, 2006 providing the consolidated financial statements of Refac for the years ended January 31, 2006, 2005 and 2004;
• Reviewed Refac’s internally prepared forecasts for the fiscal year ended January 31, 2007 and budgets prepared by the management of Refac for the year ending January 31, 2008;
• Discussed with Refac’s management certain assumptions in order to revise Stanford’s projections prepared in connection with previous engagements to review Refac’s strategic alternatives in order to forecast three (3) additional years ending January 31, 2011 and prepared a discounted cash flow analysis from such forecasts;
• Reviewed the draft Schedule 13E-3 prepared by the Filing Persons, which when approved by Palisade and the board of directors of Parent, will be filed with the Commission in connection with the Merger;
• Reviewed the Form 10-Q of Refac filed with the Commission on December 15, 2006 for the quarter ended October 31, 2006 which included financial information for both the nine (9) and three (3) month periods ended October 31, 2006 and 2005;
• Analyzed premiums paid by buyers, both strategic and financial, over the past twelve (12) months of public companies in the U.S.;
• Compared stock prices, operating results, earnings estimates and the financial condition of publicly traded eyewear manufacturers and specialty retailers Stanford deemed reasonably comparable to Refac, to similar data for Refac;
• Compared valuation multiples (to the extent available) and other financial terms of mergers and acquisitions of eyewear manufacturers and specialty retailers Stanford deemed reasonably comparable to Refac, to similar data for Refac; and
• Reviewed certain other information and performed other analyses that Stanford deemed appropriate.
     In arriving at its opinion, Stanford assumed that all publicly available information or information furnished to Stanford by Refac and Palisade was accurate and complete. Stanford was not aware of any facts or circumstances that would make such information inaccurate or misleading, but Stanford did not independently verify and does not assume any responsibility or liability for such information. With respect to the forecasts and assumptions furnished to Stanford by Refac and Palisade, Stanford assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Refac’s management as to the future results of operations and financial condition of Refac. Stanford conducted only a limited physical inspection of Refac’s facilities (in connection with its prior engagements by Refac) and did not appraise any of the assets or liabilities (contingent or otherwise) of Refac, or the collectibility thereof. Stanford’s opinion is based upon market, economic and other conditions as they exist on, and can be evaluated as of the date of such opinion.
     Stanford’s opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to it as of, the date of its opinion. It is understood that subsequent developments may affect the conclusions reached in its opinion and that Stanford does not have any obligation to update, revise or reaffirm its opinion.
     In connection with rendering its opinion, Stanford performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stanford believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. Any estimates contained in Stanford’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stanford’s analyses was identical to Refac or the Merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Stanford was assigned a greater significance by Stanford than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stanford. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which the Shares may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.
     In accordance with customary investment banking practice, Stanford employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Stanford used in providing its opinion on February 23, 2007. The summary data set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stanford with respect to any of the analyses performed by it in connection with its opinion. Rather, Stanford made its determination as to the fairness to the unaffiliated stockholders of Refac of the $6.00 per Share Merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for Refac should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Stanford.

     Subject to the foregoing, the following is a summary of the material financial analyses undertaken by Stanford with respect to Refac and presented to PCM and Parent’s board of directors:
     Premiums Paid Analysis. The premiums paid analysis examined thirty (30) mergers and acquisitions transactions announced within the past twelve (12) month period and analyzed the offer price as compared to the (i) share price one (1) day prior to announcement, (ii) average share price thirty (30) days prior to announcement and (iii) average share price sixty (60) days prior to announcement.

	Share Price
	at Offer	1 Day prior	% Difference	30 Day Avg.	% Difference	60 Day Avg.	% Difference
Refac Optical Group[1]	$6.00	$3.99	50.4%	$3.91	53.4%	$4.01	49.6%

Mean			27.0%		32.3%		33.3%
Median			23.4%		29.0%		29.9%
High			106.2%		105.0%		99.4%
Low			(1.1%)		(0.6%)		0.1%

1 Refac’s “1 Day prior” Share price is as of 2/22/07.
     Comparable Companies Analysis. The comparable company universe examined for Refac included seven (7) publicly traded eyewear manufacturers and specialty retailers Stanford deemed reasonably comparable to Refac. The companies examined included CPI Corp., Emerging Vision, Inc., HearUSA, Inc., Luxottica Group SpA, Oakley, Inc., Signature Eyewear, Inc., and Wilsons The Leather Experts, Inc.
($ in millions, except per share amounts)

		OFFER	SHARES	EQUITY	TOTAL	TOTAL	ENTERPRISE	ENTERPRISE VALUE AS A MULTIPLE OF:
COMPANY NAME	TICKER	PER SHARE	OUTSTANDING	MKT VALUE	CASH	DEBT	VALUE	LTM SALES	LTM EBITDA	LTM EBIT

Refac Optical Group[1]	REF	$6.00	17.8	$106.5	$38.6	$33.2	$101.1	0.6x	13.5x	NM

Mean				$2,346.8	$80.3	$327.3	$2,595.7	1.3x	11.5x	17.7x
Median				$72.5	$5.9	$20.2	$97.3	1.2x	11.0x	17.3x
High				$14,397.0	$508.6	$2,157.8	$16,055.5	2.6x	17.4x	27.1x
Low				$3.7	$0.6	$2.4	$10.8	0.2x	7.4x	8.7x

1 To be comparable to the competitor set, Refac LTM was calculated as of 9/30/2006. Furthermore, Stanford’s comparable company analysis applied the following parameters regarding Refac’s capitalization:
•	Refac currently has 17,750,581 Shares outstanding.

•	No outstanding options or warrants to acquire Shares are exercised prior to the Merger.

•	No Shares are tendered to Refac by stockholders exercising their Payment Rights prior to the Merger. Correspondingly, $3.7 million in cash is released from Restricted Cash and added to Refac’s total cash calculation as reflected in the table above.
($ in millions, except per share amounts)

		LTM	LTM	EBITDA	LTM	EBIT
COMPANY NAME	LTM AS OF:	SALES	EBITDA	MARGIN	EBIT	MARGIN

Refac Optical Group	Sep-30-2006	$179.1	$7.5	4.2%	$0.7	0.4%

Mean		$1,094.0	$195.2	9.5%	$147.1	8.7%
Median		$296.5	$9.2	6.6%	$3.6	8.5%
High		$6,137.6	$1,196.4	19.5%	$929.5	15.1%
Low		$17.1	$0.3	1.6%	($3.7)	4.2%

     Comparable Transactions Analysis. Stanford performed a comparable transaction analysis which included seven (7) transactions in the eyewear manufacturer/retailer industries. Transactions examined included the following: Luxottica Group SpA’s pending acquisition of D.O.C. Optics Corporation, Highmark, Inc.’s acquisition of Eye Care Centers of America, Inc., Refac’s acquisition of U.S. Vision, Inc., Berkshire Partners LLC’s acquisition of National Vision, Inc., Carl Zeiss TopCo GmbH’s acquisition of Sola International, Inc., Moulin Global Eyecare Holdings, Ltd.’s acquisition of Eye Care Centers of America, Inc. and Luxottica Group SpA’s acquisition of Cole National Corp.

	IMPLIED ENTERPRISE VALUE:		EQUITY VALUE
	TTM Revenue	TTM EBITDA	TTM Net Income

Mean	1.0x	8.8x	26.4x
Median	0.8x	9.1x	22.9x
High	1.9x	12.7x	61.3x
Low	0.4x	3.3x	5.2x
     Discounted Cash Flow Analysis. Stanford’s discounted cash flow analysis was based on information provided by the management of Refac, including information provided in connection with Stanford’s previous engagements with Refac. Stanford did not undertake any independent verification of Refac’s historical financial performance. Stanford reviewed forecasts prepared by the management of Refac for the year ending January 31, 2008, discussed with management certain assumptions in order to revise its projections prepared in connection with previous engagements with Refac, in order to forecast three (3) additional years ending January 31, 2011 and prepared a discounted cash flow analysis from such forecast.
     Stanford’s discounted cash flow analysis indicates a share price ranging from $5.56 to $7.74. Stanford made the following assumptions in performing the analysis: Cash flows are discounted at a range of 16% — 20%, based on a WACC calculation of 18%; cash flows are discounted to January 31, 2007, using mid-year convention; terminal value is calculated at a multiple from 8.0x — 10.0x EBITDA (year ended January 31, 2011); Refac currently has 17,750,581 Shares outstanding; no outstanding options or warrants to acquire Shares are exercised prior to the Merger; no Shares of Refac common stock are tendered to Refac by stockholders exercising their Payment Rights prior to the Merger and correspondingly, $3.7 million in cash is released from Restricted Cash and added to Refac’s total cash calculation.
     Stanford noted that approximately 98% of the enterprise value resulting from Stanford’s discounted cash flow analysis is derived from the residual value.
     Fairness Opinion Conclusion
     Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stanford’s opinion letter attached hereto as Exhibit A, Stanford was of the opinion that, as of the date of Stanford’s opinion, the $6.00 per Share Merger consideration to be paid to the unaffiliated stockholders of Refac for the Shares in connection with the Merger was fair to such stockholders, from a financial point of view. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description.

In arriving at its opinion, Stanford considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stanford believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stanford’s analyses and opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stanford’s view of the actual value of Refac.
     Stanford acted as financial advisor to Palisade and Parent’s board of directors in connection with the Merger and received a fee of $135,000 for such services, all of which was paid upon delivery of Stanford’s fairness opinion. This amount was mutually determined by Palisade and Stanford. No part of such fee was contingent upon consummation of the Merger. In addition, Palisade agreed to reimburse Stanford for its reasonable out-of-pocket expenses related to its engagement, including the fees and expenses of counsel, whether or not the Merger is consummated. Palisade also agreed to indemnify Stanford for certain liabilities relating to or arising out of its engagement.
     On two (2) prior occasions, Stanford provided financial advisory services to Refac. On May 5, 2006, Refac engaged Stanford on an exclusive basis to render financial advisory services concerning a contemplated strategic acquisition of retail optical stores by Refac. As compensation for providing such services, Refac paid Stanford a $50,000 retainer plus expenses. Because the proposed transaction did not take place, Stanford did not receive any other consideration from Refac in connection with such engagement. Subsequently, on August 17, 2006, Refac again engaged Stanford on an exclusive basis to render financial advisory services to Refac concerning its contemplated strategic acquisition of certain retail optical stores and laser and eye centers. Because this proposed transaction did not take place, Stanford did not receive any consideration from Refac in connection with such engagement, other than reimbursement for expenses. Stanford is currently under no contractual or other arrangement with Palisade or Parent, except for the engagement pursuant to which the subject opinion was rendered.
     Stanford is a member of Stanford Financial Group, a privately held, wholly owned global group of financial services companies founded by Lodis B. Stanford in 1932. Stanford Financial Group’s core businesses are private wealth management and investment banking for institutions and emerging growth companies. Stanford Financial Group provides private and institutional investors with global expertise in asset allocation strategies, investment advisory services, equity research, international private banking and trust administration, commercial banking, investment banking, merchant banking, institutional sales and trading, real estate investment and insurance. Stanford Financial Group serves clients from 126 countries on six continents. Securities products and services are offered through Stanford, member NASD/SIPC. Stanford was selected to act as financial advisor to Palisade and the board of directors of Parent based upon Stanford’s familiarity with Refac and its business (based on prior engagements by Refac) and its experience, expertise and familiarity with respect to “short-form” merger transactions.
     As described above, Stanford’s financial analysis was only one of many factors considered by the Filing Persons in their determination that the terms of the Merger are fair to the unaffiliated public stockholders of Refac and should not be viewed as determinative of the views of the Filing Persons with respect to the value of Refac.

TRANSACTION STATEMENT
Item 1. Summary Term Sheet
     See the section above captioned “Summary Term Sheet” beginning on page i of this Schedule 13E-3.
Item 2. Subject Company Information
     (a) Name and Address. The name of the subject company is Refac Optical Group. The principal executive offices of Refac are located at 5 Harmon Drive, Building D, Blackwood, New Jersey 08012 and its telephone number is (856) 228-0077. Refac is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information are available for inspection and copying (at prescribed rates) at the Commission’s public reference facilities at 450 Fifth Street, NW., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrations that file electronically with the Commission at http://www.sec.gov.
     (b) Securities. The exact title of the class of equity securities subject to the Merger is: common stock, par value $0.001 per share. As of February 22, 2007, a total 17,750,581 Shares were outstanding. In addition, as of February 22, 2007, options and warrants to purchase an additional 1,311,439 Shares held by former and current employees and directors of Refac, as well as certain other entities and individuals, were outstanding. As of February 22, 2007, no other capital stock of Refac was outstanding.
     (c) Trading Market and Price. The Shares are listed on the American Stock Exchange under the symbol “REF.” The following table sets forth the high and low closing stock prices per Share for each of the periods indicated, as reported on the American Stock Exchange.

CALENDAR YEAR 2005	High	Low
First Quarter	$4.25	$4.10
Second Quarter	6.10	4.10
Third Quarter	8.00	5.86
Fourth Quarter	8.50	7.85

TRANSITIONAL PERIOD ENDED JANUARY 31, 2006	High	Low
One Month Transitional Period Ended January 31, 2006	$8.45	$8.10

FISCAL YEAR ENDING JANUARY 31, 2007	High	Low
First Quarter (February 1 through April 30, 2006)	$8.55	$7.80
Second Quarter (May 1 through July 31, 2006)	8.17	6.21
Third Quarter (August 1, 2006 through October 31, 2006)	6.33	5.10
Fourth Quarter (November 1, 2006 through January 31, 2007)	5.16	3.63

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.
     (d) Dividends. Refac has not declared or paid any dividends during the periods set forth in the tables above. The Filing Persons, after making reasonable inquiry, are not aware of any restriction on Refac’s current or future ability to pay dividends.
     (e) Prior Public Offerings. Neither any of the Filing Persons nor Refac has made an underwritten public offering of the Shares for cash during the past two years that was registered under the Securities Act of 1933 or exempt from registration pursuant to Regulation A thereunder.
     (f) Prior Stock Purchases. Pursuant to the Agreement and Plan of Merger, dated August 22, 2005, as amended, by and among Refac, OptiCare Merger Sub, Inc. and OptiCare, on March 6, 2006, (i) 92.85 million shares of OptiCare common stock held by Palisade were converted into 3,741,509 Shares, (ii) 180,000 shares of OptiCare common stock held by D. Yimoyines were converted into 8,496 Shares, (iii) options to acquire 2,011,450 shares of OptiCare common stock held by D. Yimoyines were converted into options to acquire 94,940 Shares and (iv) 6,510,391 shares of OptiCare common stock held by L. Yimoyines were converted into 264,955 Shares. In addition, pursuant to the Agreement and Plan of Merger, dated August 22, 2005, as amended, by and among Refac, USV Merger Sub, Inc. and U.S. Vision, on March 6, 2006, (i) 13.90 million shares of U.S. Vision common stock held by Palisade were converted into 5,756,999 Shares, (ii) 568,177 shares of U.S. Vision common stock held by Schwartz were converted into 193,872 Shares, and (iii) options and warrants to acquire 540,147 shares of U.S. Vision common stock held by Schwartz were converted into options and warrants to acquire 223,675 Shares. Except as set forth in this paragraph, none of the Filing Persons nor any affiliate of any of the Filing Persons has purchased any Shares during the past two (2) years.
Item 3. Identity and Background of Filing Persons
     Parent (ROG Acquisition, Inc.)
     (a) Name and Address. Parent’s principal offices are located at One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024 and its telephone number is (201) 585-7733. Immediately prior to the Merger on the Effective Date and upon contribution of Shares beneficially owned by the Filing Persons to Parent, Parent will own 16,272,218 Shares or approximately 91.7% of the outstanding Shares (assuming no outstanding options or warrants to acquire Shares are exercised prior to the Effective Date of the Merger and no Shares are tendered to Refac by stockholders exercising their Payment Rights prior to the Effective Date of the Merger).
     (b) Business and Background of Entities. Parent, a Delaware corporation, was formed for the sole purpose of merging with Refac. The executive officers and directors of Parent are: Steven E. Berman, President and a director, Dennison T. Veru, Secretary and a director, and James T. Jahnke, Treasurer and a director. During the last five (5) years, Parent has not been convicted in a criminal proceeding and Parent was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Palisade (Palisade Concentrated Equity Partnership, L.P.)
     (a) Name and Address. The address of Palisade is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024, and its telephone number is (201) 585-7733. Palisade currently owns 15,803,315 Shares or approximately 89.0% of the outstanding Shares. Palisade is part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 91.7% of the outstanding Shares immediately prior to the Merger.
     (b) Business and Background of Entities. Palisade, a Delaware partnership, is a private equity partnership which invests in entities over which there is a potential for Palisade to exercise significant influence. PCM is the investment manager of Palisade with absolute discretion over Palisade’s investment strategy and investments. See “PCM (Palisade Capital Management, L.L.C.)” below. PCH serves as Palisade’s general partner and may at any time either alone or in collaboration with PCM take over the making, varying or disposal of Palisade’s investments. See “PCH (Palisade Concentrated Holdings, L.L.C.)” below. During the last five (5) years, Palisade has not been convicted in a criminal proceeding, and Palisade was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Palisade was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.
     PCH (Palisade Concentrated Holdings, L.L.C.)
     (a) Name and Address. The address of PCH is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024, and its telephone number is (201) 585-7733. PCH, as the general partner of Palisade, may be currently deemed to beneficially own 15,803,315 Shares or 89.0% of the outstanding Shares. PCH is part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 91.7% of the outstanding Shares immediately prior to the Merger.
     (b) Business and Background of Entities. PCH, a Delaware limited liability company, was formed to serve as, and currently is, the sole general partner of Palisade. While pursuant to an investment management agreement, PCM has absolute discretion over Palisade’s investment strategy and objectives, PCH may at any time either alone or in collaboration with PCM take over the making, varying or disposal of Palisade’s investments. Berman is the designated managing member of PCH. During the last five (5) years, PCH has not been convicted in a criminal proceeding, and PCH was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which PCH was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     PCM (Palisade Capital Management, L.L.C.)
     (a) Name and Address. The address of PCM is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024, and its telephone number is (201) 585-7733. PCM, as the investment manager of Palisade, may be currently deemed to beneficially own 15,803,315 Shares or 89.0% of the outstanding Shares. PCM is part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 91.7% of the outstanding Shares immediately prior to the Merger.
     (b) Business and Background of Entities. PCM, a New Jersey limited liability company, is, pursuant to an investment management agreement, the investment manager of Palisade with absolute discretion over Palisade’s investment strategy and objectives, including the power to acquire and dispose of investments. Veru is the managing member of PCM. As noted above, PCH may at any time take over the making, varying or disposal of Palisade’s investments. During the last five (5) years, PCM has not been convicted in a criminal proceeding, and PCM was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which PCM was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Dennison T. Veru
     (a) Name and Address. The address of Mr. Veru is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024, and his telephone number is (201) 585-7733. Mr. Veru, as the managing member of PCM, may be currently deemed to beneficially own 15,803,315 Shares or approximately 89.0% of the outstanding Shares. Mr. Veru is part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 91.7% of the outstanding Shares immediately prior to the Merger.
     (b) Business and Background of Entities. Not applicable.
     (c) Business and Background of Natural Persons. Mr. Veru has served as Secretary and a director of Parent since its inception. Mr. Veru has been the managing member of PCM since December 2006. From March 2000 to December 2006, Mr. Veru was the Executive Vice President and Co-Investment Officer of PCM. Mr. Veru has been a director of Refac since May 2005. During the last five (5) years, Mr. Veru has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Mr. Veru is a U.S. citizen.
     Steven E. Berman
     (a) Name and Address. The address of Mr. Berman is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024, and his telephone number is (201) 585-7733. Mr. Berman currently owns 1,580 Shares of the outstanding Shares and as the designated manager of PCH may be currently deemed to beneficially own an additional 15,803,315 Shares aggregating a total of 15,804,895 Shares or approximately 89% of the outstanding Shares. Mr. Berman is part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 91.7% of the outstanding Shares immediately prior to the Merger.
     (b) Business and Background of Entities. Not applicable.
     (c) Business and Background of Natural Persons. Mr. Berman has served as President and a director of Parent since its inception. Since February 2007, Mr. Berman has been the designated managing member of PCH. Mr. Berman has been the Vice Chairman of PCM since December 2006. From April 1995 to December 2006, Mr. Berman was the managing member and Chief Operating Officer of PCM. During the last five (5) years, Mr. Berman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Mr. Berman is a U.S. citizen.
     James T. Jahnke
     (a) Name and Address. The address of Mr. Jahnke is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024, and his telephone number is (201) 585-7733. Mr. Jahnke does not beneficially own any Shares.
     (b) Business and Background of Entities. Not applicable.
     (c) Business and Background of Natural Persons. Mr. Jahnke has served as Treasurer and a director of Parent since its inception. Since July 2006, Mr. Jahnke has been the Managing Director — Private Equity, of PCM. From July 2005 to July 2006, Mr. Jahnke served as Vice President — Private Equity of PCM. From April 2001 to July 2005, Mr. Jahnke served as the Director — North America Investor Relations, of Daimler Chrysler Corporation (whose address is 1000 Chrysler Drive, Auburn Hills, Michigan 48326). During the last five (5) years, Mr. Jahnke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Mr. Jahnke is a U.S. citizen.
     Dean J. Yimoyines and Linda Yimoyines
     (a) Name and Address. The address of D. Yimoyines is c/o OptiCare Health Systems, Inc., 87 Grandview Avenue, Waterbury, Connecticut 06708, and his telephone number is (203) 465-1322. The address of L. Yimoyines is P.O. Box 809, Middlebury, Connecticut 06762. D. Yimoyines currently owns 8,496 Shares and options to acquire an additional 94,940 Shares, together equaling approximately 0.6% of the outstanding Shares. L. Yimoyines currently owns 264,955 Shares or approximately 1.5% of the outstanding Shares. D. Yimoyines and L. Yimoyines are husband and wife and in the aggregate beneficially own 2.1% of the outstanding

Shares. D. Yimoyines and L. Yimoyines are part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 91.7% of the outstanding Shares immediately prior to the Merger.
     (b) Business and Background of Entities. Not applicable.
     (c) Business and Background of Natural Persons. D. Yimoyines is presently the President and a director of Opticare (whose address is 87 Grandview Avenue, Waterbury, Connecticut 06708). He is also a director of Refac. Prior to the merger of Opticare and Refac, and since August 1999, D. Yimoyines was Chairman of Opticare. D. Yimoyines served as Chief Executive Officer of Opticare from August 1999 through January 2005. Commencing in December 2005, D. Yimoyines was appointed interim Chief Executive Officer of Opticare. D. Yimoyines was the President of Opticare from August 1999 through June 2002. D. Yimoyines is the Vice President and a director of Opticare Eye Health Centers, Inc. (“Opticare Eye”). D. Yimoyines is the President of AECC Pearlman Buying Group, LLC (“Pearlman”)(whose address is P.O. Box 809, Middlebury, Connecticut 06762). D. Yimoyines is the sole stockholder, President, and Chief Executive Officer of Opticare, P.C.
     Since January 1, 2006, L. Yimoyines has served as a Vice President of Pearlman. Prior to this time, L. Yimoyines was not formally employed.
     During the last five (5) years, neither D. Yimoyines nor L. Yimoyines have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. D. Yimoyines and L. Yimoyines are U.S. citizens.
     William A. Schwartz, Jr.
     (a) Name and Address. The address of Mr. Schwartz is 1 Harmon Drive, Glen Oaks Industrial Park, Glendora, New Jersey 08029, and his telephone number is (856) 228-1000. Mr. Schwartz currently owns 193,872 Shares and options and warrants to acquire an additional 223,675 Shares, together equaling approximately 2.3% of the outstanding Shares. Mr. Schwartz is part of a group that is filing a Schedule 13D and which in the aggregate will beneficially own 91.7% of the outstanding Shares immediately prior to the Merger.
     (b) Business and Background of Entities. Not applicable.
     (c) Business and Background of Natural Persons. Mr. Schwartz has served as the Chief Executive Officer and President of U.S. Vision for the past five (5) years (whose address is 1 Harmon Drive, Glen Oaks Industrial Park, Glendora, New Jersey 08029). During the last five (5) years, Mr. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction
     (a) Material Terms. The purpose of the Merger is for the Filing Persons to acquire the minority public interest in Refac and to provide the unaffiliated stockholders of Refac with cash consideration for each of their Shares. Prior to the Effective Date, Palisade will contribute 15,803,315 Shares, Berman will contribute 1,580 Shares, D. Yimoyines and L. Yimoyines will contribute 273,451 Shares (in the aggregate), and Schwartz will contribute 193,872 Shares, to Parent. Such contributions of Shares will represent in the aggregate approximately 91.7% of the Shares outstanding (assuming no outstanding options or warrants to acquire Shares are exercised prior to the Effective Date and no Shares are tendered to Refac by stockholders exercising their Payment Rights prior to the Effective Date). On the Effective Date, Parent will merge with and into Refac pursuant to Section 253 of the DGCL, with Refac being the surviving corporation. To so merge, PCM and the Parent’s board of directors, respectively, will approve the Merger, and Parent will file a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware. On the Effective Date:
• each Share issued and outstanding immediately prior to the Effective Date (other than Shares owned by Parent, Shares held in treasury and Shares with respect to which statutory appraisal rights are exercised) will be converted into and become a right to receive $6.00;
• the Shares held by Parent will be cancelled; and
• each share of Parent’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and non-assessable share of common stock of Refac as the surviving corporation of the Merger. As a result of the Merger, Palisade, Berman, D. Yimoyines, L. Yimoyines and Schwartz will be the record owners of all of the outstanding equity interests in Refac. Option and warrant holders that do not agree to cancel all or any portion of their options and warrants will continue to hold such options and warrants in accordance with their terms.
     Because Parent will hold at least 90% of the outstanding Shares immediately prior to the Merger, under the DGCL, Parent will have the power to effect the Merger without a vote of Refac’s board of directors or Refac’s stockholders. Parent intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Refac’s board of directors or Refac’s stockholders.
     Upon completion of the Merger, in order to receive the cash Merger consideration of $6.00 per Share, each stockholder of Refac (other than Parent and holders of Shares seeking to assert statutory appraisal rights) or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record within ten (10) calendar days after the Effective Date. Stockholders are encouraged to carefully read the Notice of Merger and Appraisal Rights and Letter of Transmittal.

     For United States federal income tax purposes, the receipt of the cash consideration by holders of Shares pursuant to the Merger will be a taxable sale of the Shares. See “Certain Federal Income Tax Consequences of the Merger” beginning on page 6 of this Schedule 13E-3.
     (b) Purchases. Not required.
     (c) Different Terms. Holders of Shares will be treated as described in Item 4(a) of the Transaction Statement “Terms of the Transaction — Material Terms” beginning on page 26 of this Schedule 13E-3.
     (d) Appraisal Rights. Record holders of Shares who follow the procedures set forth in DGCL Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with a fair rate of interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is hereto qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Exhibit B.
     Notice of the Merger and the availability of statutory appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by Refac, as the surviving corporation in the Merger, to the last known address of such holders within ten (10) calendar days after the Effective Date. Any unaffiliated holders of Shares entitled to statutory appraisal rights will have the right, within twenty (20) days after the date of mailing of the Merger Notice, to demand in writing from Refac an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs Refac of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.
     Only a holder of record of Shares is entitled to assert statutory appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificate(s). Holders who hold their Shares in brokerage accounts or other nominee forms and wish to exercise statutory appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Refac Optical Group, c/o Investor Relations Office, One Bridge Plaza, Suite 680, Fort Lee, New Jersey 07024.
     If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if Shares are owned of record by more than one (1) person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one (1) or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

     A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise statutory appraisal rights with respect to Shares held for one (1) or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.
     Within one hundred twenty (120) calendar days after the Effective Date, Refac, or any stockholder entitled to statutory appraisal rights under DGCL Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. The Filing Persons are not under any obligation, and have no present intention, to file or to cause Refac to file, a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their statutory appraisal rights. If a stockholder files a petition, a copy of such petition must be served on Refac.
     Within one hundred twenty (120) calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of statutory appraisal rights and, if statutory appraisal rights are available, will be entitled, upon written request, to receive from Refac a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within ten (10) calendar days after a written request therefor has been received by Refac or within ten (10) calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.
     If a petition for an appraisal is timely filed and a copy is served upon Refac, Refac will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, such Court is empowered to conduct a hearing on the petition to determine those stockholders who have complied with DGCL Section 262 and who have become entitled to statutory appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to statutory appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under DGCL Section 262 could be more than, the same as or less than the amount per Share that they would otherwise receive pursuant to the Merger if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.
     The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
     Any stockholder who has duly demanded an appraisal in compliance with DGCL Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).
     If any stockholder who demands appraisal of Shares under DGCL Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the applicable Merger consideration per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to Refac a written withdrawal of the demand for appraisal and acceptance of the Merger consideration, except that any such attempt to withdraw made more than sixty (60) calendar days after the Effective Date will require the written approval of Refac. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.
     For United States federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of appraisal will realize taxable gain or loss. See “Certain Federal Income Tax Consequences of the Merger” beginning on page 6 of this Schedule 13E-3.
     The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their statutory appraisal rights and is qualified in its entirety by express reference to the Delaware Appraisal Statute, the full text of which is attached hereto as Exhibit B.
STOCKHOLDERS ARE URGED TO READ SECTION 262 OF THE DGCL, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT B IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN COULD RESULT IN THE LOSS OF APPRAISAL RIGHTS.
     (e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intend to grant unaffiliated stockholders special access to Refac’s records in connection with the Merger. None of the Filing Persons intend to obtain counsel to or appraisal services for unaffiliated stockholders of Refac.
     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a) Transactions.
     Refac Merger with OptiCare
     On April 8, 2005, Refac announced that it was in discussions with OptiCare and OptiCare announced that it was in discussions with Refac regarding a potential transaction.
     On August 5, 2005, special committees that were formed by Refac and OptiCare to investigate the potential merger (the “OptiCare Merger”) agreed upon an exchange rate of 0.0472 shares of Refac for each share of OptiCare common stock, other than shares held by Palisade and OptiCare’s other preferred stockholder. The committees further agreed that Refac’s outstanding common stock immediately after the OptiCare and U.S. Vision mergers (U.S. Vision merger described below) would not exceed 19 million shares. In order to allow OptiCare’s public stockholders to receive an exchange ratio of 0.0472, Palisade and OptiCare’s other preferred stockholder each agreed to accept a lower exchange ratio of approximately 0.0403.
     On August 10, 2005, Refac executed a letter of agreement with Palisade and OptiCare’s other preferred stockholder, whereby Palisade and such other stockholder agreed to convert all of their OptiCare preferred stock to common stock prior to the OptiCare Merger. Additionally, Palisade and such other stockholder agreed to an exchange ratio of 0.0403 with respect to the common stock issued upon conversion of their preferred shares.
     On August 18, 2005, the OptiCare special committee unanimously adopted, and determined to recommend to the OptiCare board, that it adopt the merger agreement with Refac, including the transactions contemplated thereby. OptiCare’s full board of directors met on August 22, 2005. Based upon its review of the merger agreement, the OptiCare special committee’s recommendation and the opinion of its advisor, The Woodward Group, the OptiCare board unanimously adopted the merger agreement and the OptiCare Merger and determined to recommend that OptiCare’s stockholders adopt the merger agreement and the OptiCare Merger.
     On August 22, 2005, Refac, OptiCare and OptiCare Merger Sub, Inc. executed the OptiCare merger agreement. On November 11, 2005, Refac and OptiCare amended the OptiCare merger agreement to extend the outside termination date to April 30, 2006.
     On March 6, 2006, Refac announced the completion of the OptiCare Merger. In connection with the acquisition of OptiCare, Palisade received approximately 0.0403 shares of Refac common stock for each share of OptiCare common stock owned by it immediately prior to the transaction (for a total of 3,741,509 shares) and preferred stockholders received 0.0403 shares of Refac common stock for each share of OptiCare common stock issued to them upon conversion of OptiCare preferred stock. All other shares of OptiCare common stock outstanding immediately prior to the transaction were converted into the right to receive 0.0472 shares of Refac common stock. Pursuant to the OptiCare Merger, D. Yimoyines and L. Yimoyines received 8,496 and 264,955 Shares, respectively, and D. Yimoyines’ options in OptiCare were converted into 94,940 options to acquire Shares.

     Refac Merger With U.S. Vision
     On April 8, 2005, Refac announced that it was in discussions with U.S. Vision regarding a potential acquisition transaction. Between May and August of 2005, Refac, U.S. Vision and their respective advisors prepared and negotiated definitive documentation for the transaction.
     A meeting of U.S. Vision’s board of directors was held on August 22, 2005 to consider the proposed transaction with Refac. U.S. Vision’s board of directors unanimously adopted the merger agreement with Refac, including the transactions contemplated thereby, and determined that such agreement and transactions were advisable. On the same date, each of the U.S. Vision stockholders approved the merger agreement and the transactions contemplated thereby and signed a stockholder action by unanimous written consent with respect thereto. On August 22, 2005, Refac, U.S. Vision, and USV Merger Sub, Inc. executed the U.S. Vision merger agreement.
     On December 5, 2005, Refac and U.S. Vision amended the U.S. Vision merger agreement to extend the outside termination date to April 30, 2006.
     On March 6, 2006, Refac announced the completion of its merger with U.S. Vision. In the U.S. Vision transaction, U.S. Vision stockholders received 0.4141 shares of Refac common stock for each share of U.S. Vision common stock. As a result of the merger with U.S. Vision, Palisade received 5,756,999 Shares and Schwartz received 193,872 Shares. In addition, options and warrants to acquire U.S. Vision common stock held by Schwartz were converted into options and warrants to acquire 223,675 Shares.
     PCM, Palisade and Refac
     PCM, on behalf of itself and/or portfolio companies in private equity funds that it manages, has requested, from time to time, that Refac provide certain consulting services. In consideration for these services, Refac earned $21,000 with respect to services rendered during the year ended January 31, 2006.
     From February 2004 to July 2005, Refac provided consulting services directly to Neurologix, Inc., a public company in which PCM beneficially owned more than 10% of the outstanding capital stock. Under this arrangement, Refac earned $44,000 during the year ended January 31, 2006.
     Refac currently leases office space at One Bridge Plaza, Fort Lee, New Jersey. under a direct lease with the landlord. PCM subleases 2,861 square feet from Refac, reducing Refac’s total commitment to 2,407 square feet. PCM was responsible for the leasehold improvements and moving costs.
     During the nine (9) months ended October 31, 2006 and 2005, Refac reimbursed Palisade $1,300 and $55,000 for certain expenses incurred by Palisade on Refac’s behalf. Other related party transactions include maintenance of brokerage accounts at Palisade Capital Securities, an affiliate of Palisade and PCM, for Refac’s marketable securities (principally, U.S. treasury bills being held to maturity).

     OptiCare, D. Yimoyines and L. Yimoyines
     OptiCare incurred rent expense for the lease of facilities of $794,000 and $798,000 during the nine (9) months ended October 31, 2006 and 2005, respectively, and $1,078,000 and $1,153,000 during the years ended January 31, 2006 and 2005, respectively. Such amounts were paid to French’s Mill Associates I, LLP and French’s Mill Associates II, LLP (Waterbury Office and old corporate space), OC Realty LLP (New Milford office) and ONB Associates, LLP (Norwalk office), entities in which L. Yimoyines has an ownership interest. At the time these leases were executed, OptiCare believed that the terms reflected the fair market value of, and included customary terms for, leased commercial real estate in the geographic area where they are located.
     OptiCare’s subsidiary, OptiCare Eye, is party to a Professional Services and Support Agreement (the “PSSA”) with OptiCare, P.C. D. Yimoyines is the sole stockholder of OptiCare, P.C. and its President and Chief Executive Officer pursuant to an employment agreement terminable “at will” by OptiCare, P.C. and on 180 days prior written notice by D. Yimoyines. The employment agreement provides for an annual salary of $245,000 plus certain fringe benefits. Pursuant to the PSSA, OptiCare, P.C. employs medical personnel and performs all ophthalmology and optometry services at Refac facilities in Connecticut. OptiCare Eye selects and provides the facilities at which the services are performed and provides all administrative and support services for the facilities.
     On January 12, 2005, effective as of December 31, 2004, OptiCare sold its distribution division to Pearlman and Wise Optical LLC (“Wise”), entities formed by D. Yimoyines, the President and a director of OptiCare. In connection with the sale, there is a provision which OptiCare agrees not to engage, for a period of five (5) years, directly or indirectly, including through any affiliate, in any business that operates a buying group which purchases optical products at discounted prices for its members or supplies contact lenses or other vision care products mainly to eye care practitioners through mail order, telephone, fax and the internet. There is an express exception for business conducted by OptiCare’s Managed Vision division and by OptiCare’s Consumer Vision division at the time of the sale. Also, in connection with such sale, OptiCare entered into a supply agreement with a four (4) year commitment to purchase, on a non-exclusive basis, $4.2 million of optical products per year through Pearlman from certain designated manufacturers and suppliers. This annual commitment includes the purchase of approximately $1.3 million of contact lenses a year from Wise. Under the supply agreement, OptiCare is also obligated to pay Pearlman an annual fee based on the total of all purchases it makes under the supply agreement. If the supply agreement is terminated because of OptiCare’s default, OptiCare must make a buyout payment of between $0.8 million and $0.2 million depending on when the supply agreement is terminated. As a result of this supply agreement, OptiCare’s Consumer Vision division purchases most of its eyeglass frames, ophthalmic lenses, contact lenses and other optical goods and devices through Pearlman.
     Schwartz
     U.S. Vision has a Revolving Line of Credit with Commerce Bank, N.A. Schwartz is a member of the board of directors of Commerce Bank, N.A.

     (b) Significant Corporate Events.
     On May 5, 2006, Refac engaged Stanford on an exclusive basis to render financial advisory services concerning a contemplated strategic acquisition of retail optical stores by Refac. As compensation for providing such services, Refac paid Stanford a $50,000 retainer plus expenses. Because the proposed transaction did not take place, Stanford did not receive any other consideration from Refac in connection with such engagement.
     From August 2006 to November 2006, Refac, with the assistance of Palisade, was in discussions with a chain of eyewear sales stores concerning the possible acquisition by Refac of such stores. Refac engaged Stanford on a success-fee basis to research and evaluate the potential transaction. Refac ultimately decided against going forward with the potential transaction and Stanford did not receive any compensation other than reimbursement of expenses.
     There have been no other negotiations, transactions or material contacts that occurred during the past two (2) years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed in Item 3 of the Transaction Statement, “Identity and Background of Filing Persons,” and (2) Refac or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Refac’s securities, election of Refac’s directors or sale or other transfer of a material amount of assets of Refac.
     (c) Negotiations or Contacts.
     There were no meetings or discussions of the affiliates of the Filing Persons related to the going private transaction prior to the filing of this Schedule 13E-3 other than discussions initiated by Palisade with Refac’s Chief Executive Officer on February 12, 2007 in regard to his interest in remaining with Refac as a private entity, and preliminary discussions with D. Yimoyines and Schwartz on February 13, 2007 and February 21, 2007, respectively, as to whether they might have an interest in taking Refac private. D. Yimoyines and L. Yimoyines had a separate discussion regarding such matters on February 13, 2007. The Chief Executive Officer, D. Yimoyines and Schwartz were informed that as of the respective time of such discussions, a decision to take Refac private had not yet been made and that Palisade did not have the required 90% equity interest in Refac to move forward with the transaction. The decision to effect the going private transaction was not made by the Filing Persons until February 23, 2007, following the delivery of Stanford’s fairness opinion and the meetings of Palisade’s investment manager and Parent’s board of directors and the agreement of D. Yimoyines, L. Yimoyines and Schwartz to contribute their Shares to Parent.
     (d) Conflicts of Interest. Not required.
     (e) Agreements Involving the Subject Company’s Securities.
     The following are all of the agreements, arrangements or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed in Item 3 of the Transaction Statement, “Identity and Background of Filing Persons,” and any other person with respect to any securities of Refac: Parent, Palisade, Berman, D. Yimoyines, L. Yimoyines and Schwartz have entered into a contribution agreement pursuant to which they will contribute their respective Shares to Parent prior to the Merger in exchange for an equal number of shares of Parent. In addition, neither D. Yimoyines nor Schwartz has yet made a decision as to whether they will exercise their respective options and/or warrants to acquire Shares prior to or after the Effective Date. See Item 5(a) of the Transaction Statement “Past Contacts, Transactions, Negotiations and Agreements” beginning on page 30 of this Schedule 13E-3 for a discussion of the OptiCare Merger and the U.S. Vision Merger.
     Parent anticipates offering each holder of options and/or warrants a cancellation agreement pursuant to which such holder agrees not to exercise such options and/or warrants prior to the Effective Date. If a holder of options and/or warrants agrees to enter into such cancellation agreement, following the Effective Date, such holder’s (i) options and/or warrants which are vested and have an exercise price less than $6.00 per Share will be cancelled in exchange for a cash payment in an amount equal to the difference between $6.00 and such exercise price (subject to required tax withholding) and (ii) other options and/or warrants will be cancelled in exchange for a separately negotiated cash payment. Assuming that all such holders of options and/or warrants enter into such cancellation agreements, Parent anticipates the amount of such payments to be approximately $2.1 million. In the event that a holder of options and/or warrants does not agree to a cancellation of all or any portion of his or her options and/or warrants, such options and/or warrants will remain outstanding after the Effective Date pursuant to their respective terms.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a) Purposes. Not required.
     (b) Use of Securities Acquired. The Shares acquired in the Merger from the unaffiliated stockholders of Refac will be cancelled.
     (c) Plans. It is currently expected that, following the consummation of the Merger, the business and operations of Refac will, except as set forth in this Schedule 13E-3, be conducted by Refac substantially as they are currently being conducted. The Filing Persons intend to continue to evaluate the business and operations of Refac with a view to maximizing Refac’s potential, and will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause Refac to terminate the registration of the Shares under Sections 12(g) and 15(d) of the Exchange Act following the Merger, which would result in the suspension of Refac’s duty to file reports with the Commission pursuant to the Exchange Act. In addition, the Filing Persons intend to cause the Shares to cease to be listed on the American Stock Exchange. For additional information see Item 4 of the Transaction Statement “Terms of the Transaction” and “Special Factors — Purposes, Alternatives, Reasons and Effects of the Merger - Effects” beginning on pages 26 and 5, respectively, of this Schedule 13E-3.
     The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Refac’s businesses. The Filing Persons will review management needs and may make material changes in the composition of Refac’s current management and anticipates reducing the size of Refac’s board of directors.

     Except as otherwise described in this Schedule 13E-3, Refac has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:
• any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Refac or any of its subsidiaries after the completion of the Merger;
• any purchase, sale or transfer of a material amount of assets of Refac or any of its subsidiaries after the completion of the Merger;
• any material change in the present dividend rate or policy, or indebtedness or capitalization of Refac;
• any other material change in Refac’s corporate structure or business.
Item 7. Purposes, Alternatives, Reasons and Effects of the Merger
     See “Special Factors — Purposes, Alternatives, Reasons and Effects of the Merger” beginning on page 2 of this Schedule 13E-3.
Item 8. Fairness of the Transaction
     See “Fairness of the Merger” beginning on page 8 of this Schedule 13E-3.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
     See “Reports, Opinions, Appraisals and Negotiations” beginning on page 14 of this Schedule 13E-3.
Item 10. Source and Amount of Funds or Other Consideration
     (a) Source of Funds. The total amount of funds required to pay the Merger consideration to all unaffiliated stockholders of Refac, and to pay related fees and expenses, is estimated to be approximately $11.3 million (assuming all outstanding options and warrants to acquire Shares are either exercised or cancelled prior to the Effective Date and no Shares are tendered to Refac by stockholders exercising their Payment Rights prior to the Effective Date).
     As of January 31, 2007, Refac had unrestricted cash and investments of $21.5 million. Such unrestricted cash does not include restricted cash and investments being held to maturity to satisfy the maximum amounts payable under the Payment Rights.
     Assuming that all 429,164 Shares subject to the Payment Rights are exercised prior to the Effective Date and that Refac’s payment obligations are satisfied from Refac’s restricted cash and investments, the total amount of unrestricted cash and investments required to pay the Merger consideration to the remaining unaffiliated stockholders of Refac and to pay related fees and expenses, is estimated to be approximately $8.7 million (assuming all outstanding options and warrants to acquire Shares which are vested and in the money are exercised prior to the Effective Date).

     It is anticipated that Refac will have unrestricted cash available in excess of the amount required to pay for Shares in the Merger and to pay related fees and expenses. Such unrestricted cash shall be the source of funds used to pay for the Shares in the Merger and to pay such related fees and expenses. The Merger will not be subject to any financing condition.
     (b) Conditions. There are no conditions to the Merger or the financing of the Merger, however, Parent is not under an obligation to consummate the Merger and could decide to withdraw the transaction, although it does not have a present intention to do so.
     (c) Expenses. The Paying Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.
     As of February 22, 2007, options and warrants to purchase 1,311,439 Shares held by former and current employees and directors of Refac, as well as certain other entities and individuals, were outstanding (including both vested and unvested options and warrants) and will either be cancelled immediately following the Effective Date (assuming the holder of the option or warrant agrees to a cancellation of such option or warrant) or will remain outstanding after the Effective Date pursuant to their respective terms (if the holder of the option or warrant does not agree to a cancellation of such option or warrant). Such options and warrants have exercise prices ranging from $.0024 per Share to $123.94 per Share. Parent anticipates offering each holder of options and/or warrants a cancellation agreement pursuant to which such holder agrees not to exercise such options and/or warrants prior to the Effective Date. If a holder of options and/or warrants agrees to enter into such cancellation agreement, following the Effective Date, such holder’s (i) options and/or warrants which are vested and have an exercise price less than $6.00 per share will be cancelled in exchange for a cash payment in an amount equal to the difference between $6.00 and such exercise price (subject to required tax withholding) and (ii) other options and/or warrants will be cancelled in exchange for a separately negotiated cash payment. Assuming that all such holders of options and/or warrants enter into such cancellation agreements, Parent anticipates the amount of such payments to be approximately $2.1 million. In the event that the holders of such options and/or warrants do not agree to a cancellation of all or any portion of their options and/or warrants, such options and/or warrants will remain outstanding after the Effective Date pursuant to their respective terms.
     None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.
     The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal and investment banking	$235,000
Other transaction fees and expenses	50,000

Total	$285,000

     (d) Borrowed Funds. The Filing Persons do not intend to borrow funds in connection with this transaction. See Item 10(a) of the Transaction Statement “Source and Amount of Funds or Other Consideration — Source of Funds” beginning on page 35 of this Schedule 13E-3.
Item 11. Interest in Securities of the Subject Company
     (a) Securities Ownership. Prior to the Merger, each of Palisade, Berman, D. Yimoyines, L. Yimoyines and Schwartz will contribute to Parent 15,803,315, 1,580, 8,496, 264,955 and 193,872 Shares, respectively, representing in the aggregate approximately 91.7% of the outstanding Shares (assuming no outstanding options or warrants to acquire Shares are exercised prior to the Effective Date and no Shares are tendered to Refac by stockholders exercising their Payment Rights prior to the Effective Date). See also Item 3 of the Transaction Statement, “Identity and Background of the Filing Persons” beginning on page 21 of this Schedule 13E-3.
     (b) Securities Transactions. Each of the Filing Persons will contribute the Shares held by such Filing Person to Parent prior to the Merger. There were no transactions in the Shares effected during the past sixty (60) days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.
Item 12. The Solicitation or Recommendation
     The Merger is being effected as a “short-form” merger pursuant to and in accordance with Section 253 of the DGCL and consequently does not require approval by Refac’s board of directors or Refac’s stockholders. Neither Refac’s board of directors nor any of the unaffiliated stockholders of Refac will have the opportunity to vote on or approve the Merger or to exercise a right of consent or approval prior to the Merger.
Item 13. Financial Information
     (a) Financial Information. The audited consolidated financial statements of Refac as of and for the fiscal years ended January 31, 2006 and January 31, 2005 are incorporated herein by reference to the Consolidated Financial Statements of Refac included as Exhibit 99.1 to Refac’s Current Report on Form 8-K dated December 20, 2006 (the “Form 8-K”). The unaudited consolidated financial statements of Refac for the nine (9) month fiscal period ended October 31, 2006 are incorporated herein by reference to Item 1 of Refac’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 (the “Form 10-Q”). The Form 8-K and the Form 10-Q are referred to as the “Refac Reports.”
     Refac’s net book value per share and net book value per share (less goodwill and other intangibles), calculated on a diluted basis, were approximately $3.97 and $3.62, respectively, at October 31, 2006.
     Refac’s ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” includes pretax earnings from continuing operations plus fixed charges and “fixed charges” includes interest and amortization of deferred financing costs. The following table presents Refac’s ratio of earnings to fixed charges for the years ended January 31, 2006 and 2005 and for the nine month periods ended October 31, 2006 and 2005.

	Nine Months Ended		Fiscal Years Ended
	October 31,	October 31,	January 31,	January 31,
	2006	2005	2006	2005

Ratio of Earnings to Fixed Charges	2.44	3.28	2.27	1.61
     Earnings exceeded fixed charges by $3.052 million and $2.013 million, respectively, in fiscal years ended January 31, 2006 and 2005. Earnings exceeded fixed charges by $1.894 million and $4.107 million, respectively, for the nine months ended October 31, 2006 and 2005.
     The Refac Reports are available for inspection and copying (at prescribed rates) at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.
     (b) Pro Forma Information. Not applicable.
     (c) Summary Information. Set forth below is certain selected consolidated financial information with respect to Refac and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Refac contained in the Form 8-K and the unaudited consolidated financial statements of Refac contained in the Form 10-Q. The information as of October 31, 2006 is derived from the Form 10-Q. More comprehensive financial information is included in the Refac Reports and in other documents filed by Refac with the Commission, and the following financial information is qualified in its entirety by reference to the Refac Reports and the financial information (including any related notes) contained therein or incorporated therein by reference.
     The selected financial information presented below as of and for the fiscal years ended January 31, 2005 and 2006 has been derived from Refac’s’ audited consolidated financial statements. The selected financial information as of and for the nine (9) months ended October 31, 2006 and October 31, 2005 are derived from Refac’s unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments that Refac considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the nine (9) months ended October 31, 2006 and October 31, 2005 are not necessarily indicative of results that may be expected for the entire year. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

REFAC OPTICAL GROUP
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Amounts in thousands, except share and per share amounts)

	October 31,	January 31,
	2006	2006
Assets
Current assets:
Cash and cash equivalents	$4,436	$10,129
Accounts receivable, net of allowances for doubtful accounts of $318 and $220 at October 31, 2006 and January 31, 2006, respectively	10,881	10,691
Investments being held to maturity	30,455	24,229
Inventories	18,940	20,205
Prepaid expenses and other current assets	1,292	1,262
Assets held for sale	—	2,092

Total current assets	66,004	68,608
Property and equipment	31,582	34,544
Restricted cash and investments being held to maturity	4,685	4,849
Licensed optical department agreements	17,366	14,856
Goodwill	6,136	4,746
Other intangibles, net	271	300
Assets held for sale, non-current	—	5,384
Other assets	399	1,247

Total assets	$126,443	$134,534

Liabilities and Stockholders’ Equity
Current liabilities:
Account payable	$6,096	$7,766
Accrued expenses	6,354	7,169
Accrued salaries and related expenses	3,735	4,411
Customer deposits	4,259	3,358
Deferred revenue	3,174	3,174
Current portion of capital lease obligations	656	724
Current portion of long-term debt	556	4,926
Liabilities of business held for sale	—	3,991
Other current liabilities	952	940

Total current liabilities	25,782	36,459

Capital lease obligations, net of current portion	947	1,372
Long-term debt, net of current portion	2,757	3,378
Revolving line of credit	11,829	14,983
Subordinated debt	9,000	10,000
Other long-term liabilities	302	389
Minority interest	—	3,943
Temporary equity	3,675	4,849
Stockholders’ equity:
Common stock, $.001 par value: 25,000,000 shares authorized; 17,790,794 and 16,484,335 shares outstanding at October 31, 2006 and January 31, 2006, respectively	18	16
Additional paid-in capital	98,193	85,002
Treasury stock, at cost; 229,759 and 88,223 shares at October 31, 2006 and January 31, 2006, respectively	(1,912)	(738)
Unearned compensation	—	(89)
Accumulated deficit	(23,840)	(24,722)
Receivable from issuance of common stock	(308)	(308)

Total stockholders’ equity	72,151	59,161

Total liabilities and stockholders’ equity	$126,443	$134,534

See accompanying notes.

REFAC OPTICAL GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share amounts)

	Year ended		Nine Months ended
	January 31		October 31
	2006	2005	2006	2005
	Audited	Audited	Unaudited	Unaudited
Net revenues
Product sales	$151,754	136,031	119,902	114,137
Services	20,258	19,907	16,651	15,088
Licensing related activities	2,344	1,609	140	2,289
Other	1,039	2,204	105	1,000

Total revenues	175,395	159,751	136,798	132,514

Operating expenses
Cost of product sales	48,389	42,759	36,877	35,855
Cost of services	7,780	8,446	6,461	5,821
Selling, general and administrative	109,206	100,334	86,267	81,381
Asset impairment	657	—	—	—
Merger expense and other charges	2,849	—	587	1,402
Loss on the early extinguishment of debt	—	—	301	—
Depreciation and amortization	6,826	6,100	5,054	5,134

Total operating expenses	175,707	157,639	135,547	129,593

Operating (loss) income	(312)	2,112	1,251	2,921

Other income (expense):
Dividends and interest income	1,053	477	1,108	736
Interest expense	(2,406)	(3,303)	(1,316)	(1,805)

Income (loss) from continuing operations before income taxes and minority interest	(1,665)	(714)	1,043	1,852
Minority interest	142	99	245	216
(Benefit) Provision for income taxes	(58)	55	146	(40)

Income (loss) from continuing operations	(1,465)	(670)	652	1,676
Income (loss) from discontinued operations, net of taxes and minority interest	(7,976)	(7,618)	454	1,501

Net income (loss)	$(9,441)	$(8,288)	$1,106	$3,177

Basic and diluted earnings (loss) per share
Continuing operations	$(0.09)	$(0.04)	0.04	0.10
Discontinued operations	(0.48)	(0.50)	0.02	0.09

Net income (loss)	$(0.57)	$(0.54)	0.06	0.19

Weighted average shares outstanding
Basic	16,471,504	15,467,872	17,821,393	16,459,132

Diluted	16,471,504	15,467,872	18,097,825	16,520,525

See accompanying notes.

REFAC OPTICAL GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended		Nine Months ended
	January 31		October 31
	2006	2005	2006	2005
	Audited	Audited	Unaudited	Unaudited
Cash flows from operating activities
Net income (loss)	$(9,441)	$(8,288)	1,106	3,177
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,075	7,287	5,121	5,339
Minority interest	(1,597)	(1,451)	278	518
Amortization of discount on securities	(965)	(394)	(956)	(674)
Stock-based compensation	141	—	300	53
Write-down of goodwill and other intangibles	12,266	—	—	—
Loss on disposal of fixed assets	314	279	270	78
Loss on sale of discontinued operations	—	4,315	—	—
Gain on sale of managed vision business	—	—	(82)	—
Amortization of debt issue costs	—	—	221	105
Other	182	309	—	(153)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(288)	826	539	152
Inventories	(907)	1,288	1,289	(1,516)
Income taxes receivable	23	613	—	—
Other assets	169	(271)	—	—
Accounts payable and accrued expenses	(680)	2,712	(3026)	(1,574)
Deferred incentive compensation	(784)	224	—	—
Deferred revenue and customer deposits	(116)	(92)	929	899
Assets and liabilities of business held for sale	649	836	—	330
Prepaid expenses and other assets	—	—	(383)	428
Other liabilities	(1.367)	1,953	(422)	(2,207)

Net cash provided by operating activities	4,674	10,146	5,184	4,955

Cash flows from investing activities
Proceeds from sale (purchase) of investments being held	6,647	(938)	(1,481)	2,297
to maturity, net
Proceeds from sale (purchase) of available for sale	1,000	—	—	—
securities
Repayment of note receivable	202	472	—	—
Expenditures for property and equipment	(3,656)	(2,841)	(2,277)	(2,298)
Investments in acquisitions, net of cash acquired	(331)	(65)	(12)	(225)
Proceeds from sale of businesses, net of cash sold	3,361	700	6,501	3,361
Payments received on notes receivable	—	—	224	201
Purchase of restricted certificates of deposit	—	—	—	(204)
Other	(204)	(260)	—	—

Net cash provided by (used in) investing activities	7,019	(2,932)	2,955	3,132
See accompanying notes.

	Year ended		Nine Months
	January 31		ended October 31
	2006	2005	2006	2005

Cash flows from financing activities
Net (payments) borrowing on revolving line of credit	$(4,329)	(6,187)	(3,482)	(8,914)
Principal payments on long-term debt and capital leases	(4,947)	(4,893)	(3,715)	(3,539)
Proceeds from issuance of preferred stock	4,445	—	—	4,445
Proceeds from issuance of common stock	812	4,647	—	774
Proceeds from exercise of stock options	100	144	16	99
Purchase of treasury stock	(579)	—	(1,164)	(147)
Principal payments on subordinated debt	—	—	(1,000)	(200)
Other	72	201	(45)	41

Net cash (used in) provided by financing activities	(4,426)	(6,088)	(9,390)	(7,441)

Net increase (decrease) in cash and cash equivalents	7,267	1,126	(1,251)	646

Cash and cash equivalents at beginning of period	4,298	3,172	5,687	4,298
Cash and cash equivalents included in assets held for sale	(1,436)	(987)	—	(1,155)

Cash and cash equivalent at end of period	$10,129	$3,311	$4,436	$3,789

Supplemental disclosures
Cash paid for interest	$2,310	$3,105	$—	$—

Cash paid for income taxes	$57	$46	$—	$—

Noncash transactions:
Property and equipment financed through capital leases and other indebtedness	$1,809	$434	$159	$1,230

Inventory acquired through vendor subordinated debt	$—	$1,277	$—	$—

Issuance of common stock in exchange for minority interest	$—	$—	$11,804	$—

See accompanying notes.

Selected Notes — For complete notes see the Refac Reports
     1. On March 21, 2005, the board of directors of Refac decided to broaden the scope of its acquisition search to include other industries and, on August 22, 2005, Refac announced that it had signed merger agreements with two (2) affiliated companies, U.S. Vision and OptiCare. These merger transactions closed on March 6, 2006 and, as a result, Palisade, the controlling stockholder of all three (3) companies, owned approximately 89% of the outstanding common stock of Refac.
     2. Refac completed a merger with a wholly owned subsidiary of Palisade on February 28, 2003. Palisade acquired a controlling stake in OptiCare on January 25, 2002 and in U.S. Vision on May 30, 2003. As noted above, the OptiCare Merger and U.S. Vision Merger closed on March 6, 2006. Since the merger of OptiCare and U.S. Vision with Refac resulted in a business combination of entities under common control, Refac has accounted for this transaction in a manner similar to that of a pooling of interests as required by Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. SFAS No. 141 requires that the historical financial statements of Refac, OptiCare and U.S. Vision be combined and restated retrospectively with the results of operations of each entity included from the date that Palisade gained common control of that entity. Accordingly, the historical financial statements have been restated to reflect the results of operations of each entity from the date that Palisade gained common control of that entity. Therefore, for the period subsequent to May 31, 2003, the combined restated financial statements include the results of OptiCare, Refac and U.S. Vision. The non-Palisade ownership during these periods is treated as a minority interest.
     3. On March 6, 2006, Refac completed its acquisitions of OptiCare and U.S. Vision and changed its name to Refac Optical Group to better reflect its new businesses. Prior to the completion of these transactions, Refac, OptiCare and U.S. Vision were all controlled by Palisade, which owned approximately 91%, 84% and 88% (on a fully diluted basis), of Refac, OptiCare and U.S. Vision, respectively. Since Palisade had a controlling interest in each entity, the acquisitions are deemed to be a combination of entities under common control and have been accounted for in a manner similar to that of a pooling interests in accordance with SFAS No. 141, “Business Combinations,” which requires that the historical financial statements be restated retrospectively.
     In connection with the OptiCare Merger, Palisade received approximately 0.0403 shares of Refac common stock for each share of OptiCare common stock owned by it immediately prior to the transaction, and OptiCare’s preferred stockholders received 0.0403 shares of Refac common stock for each share of OptiCare common stock issued to them upon conversion of their OptiCare preferred stock. All other shares of OptiCare common stock outstanding immediately prior to the transaction were converted into the right to receive 0.0472 shares of Refac common stock. In the U.S. Vision Merger, U.S. Vision stockholders received 0.4141 shares of Refac common stock for each share of U.S. Vision common stock owned immediately prior to the transaction. Upon completion of the transactions, Refac issued 4,532,000 and 6,409,000 shares of Refac common stock to OptiCare and U.S. Vision stockholders, respectively. As of October 31, 2006, Palisade owned approximately 89% of the 17,790,794 shares of Refac common stock outstanding as of such date. The acquisition of the non-Palisade interests in OptiCare and U.S. Vision was accounted for as the acquisition of minority interests at fair value and purchase price

Selected Notes
accounting was applied. The purchase price of $11.8 million was determined based upon the number of Refac Shares issued to the former OptiCare and U.S. Vision stockholders in exchange for their equity interest in the respective entities. The value assigned to the Refac Shares was the value at which the Shares were trading on August 22, 2005, the date on which the details of the share exchange were agreed to and announced.
     4. On May 10, 2006, the board of directors of Refac approved a change in Refac’s fiscal year end from December 31 to January 31. Prior to the change in the fiscal year end, Refac and OptiCare had a fiscal year that ended on December 31 while U.S. Vision’s fiscal year ended on January 31. As a result, the annual periods for the fiscal years ending January 31, 2006, 2005 and 2004 reflect the combination of the prior fiscal years of Refac, OptiCare and U.S. Vision.
     5. Pursuant to the Palisade Merger Agreement, as amended, certain Refac stockholders hold certain Payment Rights. This non-transferable Payment Right to sell certain Shares to Refac at a price of $8.29 per Share (“Payment Amount”) was limited to stockholders who held their Shares at the completion of the merger contemplated by the Palisade Merger Agreement and continued to hold their Shares until they are tendered to Refac in accordance with the terms of the Palisade Merger Agreement. In August 2006, the board of directors of Refac extended by one (1) year the expiration date for the Payment Right to September 30, 2007. The maximum amount payable under the Payment Rights has been reflected on the balance sheet as temporary equity with a similar amount reducing additional paid-in capital.
     Pursuant to the Palisade Merger Agreement, Refac has restricted a portion of its cash and investments being held to maturity to pay the maximum amount payable under the Payment Rights. As of October 31, 2006, stockholders holding an aggregate of 207,147 Shares have exercised their Payment Rights.
     6. Refac closes nonperforming stores in the ordinary course of business. The decision to close stores in primarily based on the current and projected cash flows generated by each respective store. Therefore, upon the closing of the store, Refac treats the operating results of that store as discontinued operation in those instances where Refac is unable to transfer the business to another store.
     On January 31, 2006, the board of directors of OptiCare approved a plan to sell OptiCare’s managed vision business and, on April 24, 2006, OptiCare entered into the Centene Agreement. Pursuant to the Centene Agreement, Centene Corporation agreed to acquire the managed vision contracts with insurers, employer groups, managed care plans, HMOs and other third-party payors to manage claims payment and other administrative services of eye health benefits for those contracting parties (the “Managed Vision”), for $7.5 million subject to a minimum net worth requirement of $500,000 at closing and certain other adjustments. This sale was completed on July 13, 2006 (with an effective date of June 30, 2006) at an adjusted purchase price of approximately $8.8 million. In accordance with the Centene Agreement, $1.0 million of the proceeds of such transaction are being held in escrow for twelve (12) months following the closing in connection with OptiCare’s indemnification

Selected Notes
obligation under such agreement. This amount is included in restricted cash and investments at October 31, 2006. The assets sold included the OptiCare trademarks, corporate name, domain names and e-mail address, and are subject to a license agreement under which OptiCare has a perpetual, royalty-free, exclusive right and license to use the trademarks solely within the States of Connecticut, Massachusetts, Rhode Island, Maine, New Hampshire and Vermont and solely in connection with OptiCare’s consumer vision business. Excluded from the sale was a managed care contract that accounted for revenues of $114,000 in the fiscal year ended January 31, 2006, and $90,000 during the nine (9) months ended October 31, 2006.
     In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of the Managed Vision business are reflected as a discontinued operation in all periods presented. On July 13, 2006, Refac reflected the sale of those assets, which resulted in a gain on disposal of $82,000, including income tax expense of approximately $393,000. Refac reported approximately $746,000 of income from discontinued operations, net of minority interest and taxes, for the nine (9) months ended October 31, 2006 representing income from this operation prior to disposal.
     7. OptiCare Eye, an indirect subsidiary of Refac acquired in March 2006, is party to a PSSA with OptiCare, P.C. D. Yimoyines, the President and a director of OptiCare (which is the direct parent of OptiCare Eye and, as used herein, includes Opticare Eye) and a director of Refac, is the sole stockholder, President and Chief Executive Officer of Opticare, P.C. Under this agreement, Opticare, P.C. employs medical personnel and performs ophthalmology and optometry services at OptiCare’s facilities in Connecticut. The consolidated financial statements include the accounts of Opticare, P.C. Additionally, since the offices of OptiCare, P.C. are located in Opticare Eye’s centers, its patient flow impacts OptiCare’s retail optical sales.
     8. On June 26, 2006, Refac granted eight (8) of its directors options to purchase 20,000 Shares at an exercise price of $8.00 per Share. The options become exercisable as follows: on July 31, 2006 with respect to 575 Shares; and at the rate of 555 Shares per month on the last day of each calendar month commencing on August 31, 2006 with respect to the balance of the 19,425 Shares. The fair value of each option grant was estimated to be $3.33 per Share as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield; expected volatility of 36%; risk-free interest rate of 4.9%; and expected life of five (5) years.
     As of October 31, 2006, there were approximately 270,000 stock options outstanding that were not fully vested with a weighted average grant-date fair value of $5.29 per Share. As of October 31, 2006, total compensation cost related to non-vested awards not yet recognized was approximately $551,000, and the weighted-average period over which this cost is expected to be recognized in expense is 1.7 years.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.
     (b) Employees and Corporate Assets. No employees of Refac will be used by the Filing Persons in connection with the Merger, except that certain employees may perform ministerial acts in connection with the Merger. The combined assets of Refac and Parent will be used to fund the Merger consideration and pay all expenses of the Merger. See Item 10(a) “Source and Amount of Funds or Other Consideration — Source of Funds” beginning on page 35 of this Schedule 13E-3.
Item 15. Additional Information
     None.
Item 16. Exhibits
     (a) None
     (b) None
     (c) Fairness Opinion of Stanford Group Company — See Exhibit A
     (d) None
     (e) None
     (f) Delaware General Corporation Law Section 262 Appraisal Rights — See Exhibit B

SIGNATURES
     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies on this 23rd day of February, 2007, that the information set forth in this Statement is true, complete and correct.

PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.

By:	Palisade Concentrated Holdings, L.L.C., its general partner

By:	/s/ Steven E. Berman

	Name:	Steven E. Berman
	Title:	Designated Managing Member

ROG ACQUISITION, INC.

By:	/s/ Steven E. Berman

	Name:	Steven E. Berman
	Title:	President

PALISADE CONCENTRATED HOLDINGS, L.L.C.

By:	/s/ Steven E. Berman

	Name:	Steven E. Berman
	Title:	Designated Managing Member

PALISADE CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Dennison T. Veru

	Name:	Dennison T. Veru
	Title:	Managing Member
(Continued on next page)

/s/ Steven E. Berman

Name:	Steven E. Berman

/s/ Dennison T. Veru

Name:	Dennison T. Veru

/s/ Dean J. Yimoyines

Name:	Dean J. Yimoyines

/s/ Linda Yimoyines

Name:	Linda Yimoyines

/s/ William A. Schwartz, Jr.

Name:	William A. Schwartz, Jr.

EXHIBIT A
February 23, 2007
Palisade Concentrated Equity Partnership, L.P.
One Bridge Plaza
Suite 695
Fort Lee, New Jersey 07024
Board of Directors
ROG Acquisition, Inc.
One Bridge Plaza
Suite 695
Fort Lee, New Jersey 07024
Ladies and Gentlemen:
     You have advised us that Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership (“Palisade”), Dennison T. Veru, Steven E. Berman, Dean J. Yimoyines, Linda Yimoyines and William A. Schwartz, Jr. (collectively, the “Affiliated Refac Shareholders”) intend to enter into a contribution agreement with ROG Acquisition Inc., a newly-formed Delaware corporation (“ROG”), pursuant to which they will agree to contribute their respective shares of Refac Optical Group, a Delaware corporation (“Refac” or the “Company”) to ROG in exchange for shares of capital stock of ROG. You have further advised us that ROG was formed and is to be organized in order to merge with and into Refac in a short form merger under Section 253 of the Delaware General Corporation Law in a “going private” transaction (the “Transaction”), pursuant to which Refac will be the surviving entity. Pursuant to the Transaction, each issued and outstanding share of Refac owned by shareholders who are not Affiliated Refac Shareholders (the “Unaffiliated Shareholders”), excluding treasury shares and shares held by Refac, will be cancelled and converted into the right to receive $6.00 in cash (the “Consideration”).
You have requested our opinion as to the fairness (this “Opinion”), from a financial point of view, of the proposed Consideration to be paid by Refac to the Unaffiliated Shareholders. Stanford Group Company (“Stanford”), as part of its investment banking business, is regularly engaged in the valuation of business entities and their securities in connection with mergers and acquisitions and other corporate transactions. In arriving at our Opinion, we have, among other things:
a)	Reviewed the Form S-4 as filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2006 providing information related to the merger of Refac, U.S. Vision, Inc. (“U.S. Vision”) and Opticare Health Systems, Inc. (“Opticare”);

b)	Reviewed the Form 8-K as filed with the SEC on December 21, 2006 providing the consolidated financial statements of Refac for the years ended January 31, 2006, 2005 and 2004;

c)	Reviewed Refac’s internally prepared forecasts for the fiscal year ending January 31, 2007 and budgets prepared by the management of Refac for the year ending January 31, 2008;

d)	Discussed with the Company’s management certain assumptions in order to revise our projections prepared in connection with previous engagements to review Refac’s strategic alternatives in order to forecast three additional years ending January 31, 2011 and prepared a discounted cash flow analysis from such forecasts;

e)	Reviewed the draft Schedule 13E-3 (“13E-3”) prepared by the Affiliated Refac Shareholders, which when approved by Palisade and the Board of Directors of ROG, will be filed with the SEC in connection with the Transaction;

f)	Reviewed the Form 10-Q of Refac filed with the SEC on December 15, 2006 for the quarter ending October 31, 2006 which included financial information for both the nine and three month periods ending October 31, 2006 and 2005;

g)	Analyzed premiums paid by buyers, both strategic and financial, over the past twelve months of public companies in the U.S.;

h)	Compared stock prices, operating results, earnings estimates and the financial condition of publicly traded eyewear manufacturers and specialty retailers we deemed reasonably comparable to Refac, to similar data for Refac;

i)	Compared valuation multiples (to the extent available) and other financial terms of mergers and acquisitions of eyewear manufacturers and specialty retailers we deemed reasonably comparable to Refac, to similar data for Refac; and

j)	Reviewed certain other information and performed other analyses that we deemed appropriate.
In arriving at our Opinion, we assumed that all information publicly available to us or furnished to us by Refac and Palisade was accurate and complete. We are not aware of any facts or circumstances that would make such information inaccurate or misleading, but we have not independently verified and do not assume any responsibility or liability for such information. With respect to the forecasts and assumptions furnished to us by Refac and Palisade, we assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Refac’s management as to the future results of operations and financial condition of Refac. In connection with one of our previous engagements for Refac, we conducted only a limited physical inspection of Refac’s facilities and did not appraise any of the assets or liabilities (contingent or otherwise) of Refac, or the collectibility thereof. Our Opinion is based upon market, economic and other conditions as they exist on, and can be evaluated as of the date of this letter.
Our Opinion is for the use and benefit of Palisade and the Board of Directors of ROG in its evaluation of the Transaction and is not intended for any other purpose, and does not constitute a recommendation to any Unaffiliated Shareholder as to whether such shareholder should tender their Refac shares in the Transaction. Our Opinion is directed only to the fairness, from a financial point of view, of the Consideration to Unaffiliated Shareholders and does not address the underlying business decision of Palisade and ROG to engage in the Transaction, the relative merits of the Transaction as compared to any other alternative business strategies that might exist for Refac or the effect of any other transaction in which Refac might engage. Based upon and subject to the foregoing, we are of the opinion as of the date of this letter that the Consideration to be paid for the outstanding shares of Refac owned by the Unaffiliated Shareholders in the Transaction is fair, from a financial point of view.
Palisade will pay us a fee for our services, payable upon delivery of this Opinion. Palisade has also agreed to reimburse us for our reasonable expenses and to indemnify us for certain liabilities relating to or arising from this Opinion. Palisade has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking and consulting services to Refac and we have received compensation for such services. We are currently under no contractual or other arrangement with Palisade, ROG or Refac, except for the engagement pursuant to which this Opinion is being issued.
We hereby consent to the filing of this Opinion and our accompanying analysis with the SEC as an exhibit to, and included in summary form, in the text of the 13E-3 filed with the SEC in connection with the Transaction. We also consent to your summarization of this Opinion within the text of the 13E-3 (provided we are given the opportunity to pre-approve such summarization). In giving the consents above, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission. Our Opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this Opinion be used for any other purposes, without Stanford Group Company’s prior written consent.
Very truly yours,
/s/ Stanford Group Company
Stanford Group Company

EXHIBIT B
Delaware General Corporation Law

TITLE 8

Corporations

CHAPTER 1. GENERAL CORPORATION LAW

Subchapter IX. Merger, Consolidation or Conversion
§ 262. Appraisal rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.
(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)